IN THE MATTER OF ARBITRATION
UNDER THE ALASKA ARBITRATION ACT

GOLDRICH PLACER, LLC, GOLDRICH MINING COMPANY, and GOLDRICH NYACAU PLACER, LLC, Claimants, vs. NYACAU, LLC, DR. J. MICHAEL JAMES, and BEAR LEASING, LLC, Respondents.	PARTIAL FINAL AWARD

GOLDRICH NYACAU PLACER, LLC, NYACAU, LLC, DR. J. MICHAEL JAMES, and BEAR LEASING, LLC,

Counterclaimants,

vs.

GOLDRICH PLACER, LLC, GOLDRICH MINING COMPANY, WILLIAM SCHARA, STEPHEN VINCENT, DAVID ATKINSON, CHARLES BIGELOW, KENNETH EICKERMAN, WILLIAM ORCHOW, MICHEL RASMUSSEN, THEODORE SHARP, JAMES DUFF, and RICHARD WALTERS,

Counterclaim
Respondents.

TABLE OF CONTENTS

Page

INTRODUCTION1

CLAIMS AND REQUESTS FOR RELIEF BY THE CLAIMANTS4

I.CLAIMANTS’ CLAIM FOR INTERIM DISTRIBUTIONS BASED ON THE ALLEGATION THAT ALL

EQUIPMENT LEASES ARE CAPITAL RATHER THAN OPERATING LEASES4

A.Capital vs. Operating Leases5

B.Impact of Retroactive Lowering of the Lease Interest Rates and Reformulating the Purchase Option Prices15

C.Impact of Characterization of Leases on Claimants’ Right to Interim Distributions17

II.CLAIMANTS’ CLAIM REGARDING OWNERSHIP BY GNP OF LEASED EQUIPMENT AND LEASE

OVERPAYMENTS TO BEAR LEASING20

A.Impact of GNP’S Continued Rental Payments for Equipment After Cancellation /Termination of the

Leases on Exercise of the Purchase Options22

B.Interest Charges on Leases 1-730

C.Lease Charges for Arctic Camp Purchased from Global Services31

III.CLAIMANTS’ CLAIM REGARDING TREATMENT OF LOANS AND INTEREST ON LOANS FOR

THE PROJECT32

A.Loans32

B.Interest and Fees on Loans35

IV.CLAIMANTS’ CLAIM REGARDING FEES AND EXPENSES OF MOLLY ATTALA37

V.CLAIMANTS’ CLAIM REGARDING INTEREST PAYMENTS TO LACOMBE BOOKKEEPING40

VI.CLAIMANTS’ MISREPRESENTATION CLAIMS41

VII.CLAIMANTS’ CLAIM OF OVERCHARGES FOR 2012 RECLAMATION43

VIII.CLAIMANTS’ CLAIM REGARDING RESPONDENTS’ REFUSAL TO LEASE EQUIPMENT TO

GOLDRICH FOR 2015 RECLAMATION OF WETLANDS46

IX.CLAIMANTS’ CLAIM RE REPAYMENT OF LEGAL FEES TO GNP47

X.CLAIMANTS’ CLAIM FOR PAYMENT OF INTEREST EARNED BY LOC 148

XI.CLAIMANTS’ CLAIMS REGARDING ALLOCATION OF TAX LOSSES48

CLAIMS AND RELIEF REQUESTED BY RESPONDENTS49

XII.RESPONDENTS’ MISREPRESENTATION CLAIMS AGAINST GOLDRICH49

A.Legal Standard for Proving Fraudulent or Negligent Misrepresentations50

B.Analysis of Respondents’ Misrepresentation Claims50

XIII.RESPONDENTS’ CLAIM FOR BREACH OF PLACER MINING CLAIMS LEASE REGARDING

USE OF INFRASTRUCTURE (CAMP)68

A.201271

B.201372

C.201474

D.201574

E.201675

F.201776

G.201877

XIV.RESPONDENTS’ CLAIMS BASED ON GOLDRICH’S BREACH OF THE OPERATING AGREEMENT

BY ALLOWING THE CLAIMS TO LAPSE77

i

XV.RESPONDENTS’ CLAIM FOR RECOVERY OF BOOK ENTRY OF INTEREST UNDER LEASE

FOR WASH PLANT81

XVI.RESPONDENTS’ CLAIM FOR VIOLATION OF ALASKA UNFAIR TRADE PRACTICES AND

CONSUMER PROTECTION ACT82

XVII.RESPONDENTS’ CLAIM FOR IMPOSITION OF ALTER EGO LIABILITY83

CLAIMS AND RELIEF REQUESTED BY MICHAEL JAMES87

XVIII.MICHAEL JAMES’ DAMAGES CLAIMS87

XIX.RESPONDENTS’ CLAIM THAT PANEL HAS FAILED TO DECIDE A CLAIM REGARDING “BIG BLUE.”90

XX.DISSOLUTION AND LIQUIDATION91

XXI.PARTIES’ CLAIMS REGARDING ATTORNEY’S FEES, COSTS AND EXPENSES, AND PUNITIVE

DAMAGES92

A.Attorney’s Fees, Costs and Expenses Under “Prevailing Party” Clause of Operating Agreement92

B.Indemnity by GNP Under the Operating Agreement92

C.The Panel’s Ruling93

D.Punitive Damages94

XXII.MISCELLANEOUS95

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INTRODUCTION

1.In their respective pleadings, the parties put forth a number of claims or counterclaims supported by different alleged facts.  Claimants’ claims included counts for (1) fraud in the inducement and negligent misrepresentation, based primarily on the contention that but for misrepresentations by Dr. James of his financial condition and mining experience, Goldrich would have sought more financial security before entering in the joint venture; and (2) breach of contract, and of the express covenant of good faith and fair dealing, against NyacAU and James, based on various alleged breaches of the Operating Agreement.  Claimants also sought to have the Joint Venture dissolved and requested certain orders for the Panel to make in connection with the dissolution and liquidation process.

2.Respondents, on their part, counterclaimed against Claimants, alleging as follows:  (1) action for breaches of contract in various particulars; (2) breach of fiduciary duty by Goldrich; (3) fraud, negligent and innocent misrepresentations by Claimants, which allegedly induced Respondents to enter into the Operating Agreement, as well as the Term Sheet and Placer Mining Claims Lease (“Claims Lease”) which proceeded it; (4) breach of said agreements by Claimants, as well as breach of a mining contract with Black Rock Drilling regarding some hard rock drilling performed by Goldrich at the site; (5) breach of fiduciary duty by Goldrich as a joint venture partner of NyacAU under the Operating Agreement; (6) unjust enrichment, by virtue of “improvements” made by Respondents NyacAU and Dr. Michael James (“James”) to the mining claims, beyond those specified by the Operating Agreement; (7) Violation of the Alaska Fair Trade Practice Act by Goldrich and its Board of Directors, based upon allegations of deceptive acts and practices; and (8) alter ego against the Goldrich Board of Directors, alleging misuse by the Board of the Goldrich entity to commit the alleged misrepresentations and breaches of contract alleged in the counterclaim.  Respondents also requested dissolution and certain orders in connection therewith.

3.However, in their final statements of damages and orders submitted at the Panel’s request at the end of the evidentiary hearing, the parties provided lists which differed in some respects from the claims that appeared in their respective pleadings.  For example, Respondent James abandoned claims against Goldrich related to amounts owed to Black Rock Drilling (68% owned by James) for rental of equipment used for hard rock drilling by Goldrich.  Similarly, Claimants deleted in their damages list a request for any relief (other than a general prayer for punitive damages) based on fraud and/or negligent misrepresentation (Exhibits 426, 429).  Accordingly, in analyzing the claims, the Panel has focused on the items of relief actually requested by the Parties as they relate to the claims/counterclaims, rather than the strict language of the claims/counterclaims themselves.

4.The arbitration hearing commenced on July 19, 2018.  The parties were given a full opportunity to present all evidence in support of their respective claims, and in defense of claims pressed by opposing parties.  On August 28, 2018, after all such evidence had been presented, the hearing was closed. During the hearing, the parties stated that they had agreed to dissolve their joint venture, and wanted the Panel to assume jurisdiction and oversight over the dissolution/liquidation process to its conclusion. The Panel agreed to this, since the dissolution/liquidation process is set forth in the Operating Agreement containing the arbitration clause under which this proceeding was initiated, and falls within the ambit of the clause.

5.At the close of the hearing, the Panel explained the post-hearing procedure that it intended to implement, as follows: (i) pursuant to the parties’ agreement, there would be no post-hearing briefing; (ii) the Panel would first issue an Interim Award, which would address all issues, including dissolution/liquidation issues to that point, and a decision on whether there was a “prevailing party” in the arbitration, which is the precondition in the Operating Agreement to recovery of reasonable attorney’s fees, costs and expenses of the arbitration; (iii) if a “prevailing party” was determined, the parties would file submissions on the fees, costs, and expenses requested, and the Panel would decide the appropriate amounts to award without the need for a further hearing, unless the Panel believed one was necessary.  The Panel’s decision in this regard would then be incorporated in a Final Award, which for reasons discussed herein has been done in the form of a Partial Final Award; and (iv) the Panel would then issue the Award—in this case a Partial Final Award--which would be immediately enforceable by the parties with regard to the issues covered, but would reserve issuance of a Final Award until completion of the dissolution/liquidation process and adjudication of any disputes arising in connection therewith.

6.With a few minor wrinkles, the above process has been followed.  On May 25, 2019, the Panel issued an Interim Award, which requested input from the parties on a small number of discrete issues, all input to be supported by references to the arbitration record. The parties responded to these requests, but in doing so also submitted a substantial amount of evidence and arguments on issues that had not been requested by the Panel.  Further, Respondents—unsolicited--added a Motion for Reconsideration of the Interim Award. The Panel has studied and, as appropriate, incorporated into this Partial Final Award information provided by the parties which responded to the Panel’s requests in the Interim Award. However, the Panel has also decided that consideration of unrequested evidence and arguments from the parties would also be appropriate (provided that both parties were afforded a fair opportunity to present their positions—which has occurred, thereby avoiding prejudice to any party), and that to do so would also obviate the convoluted process of sorting out and rejecting “unrequested” evidence and argument that bore some relation--however tenuous--to the information actually requested.

The Panel made its decision recognizing that most of the unrequested evidence from the parties could have been justifiably rejected on grounds that the evidentiary hearing had closed.

7.Respondents’ Motion for Reconsideration of the Interim Award has been made the subject of a separate ruling by the Panel which is incorporated into this Partial Final Award and reiterated in part herein with regard to certain issues. Other unsolicited evidence and arguments submitted by the parties have also been addressed in this Partial Final Award where the Panel believed it appropriate to do so.  To the extent that any part of any post-hearing submissions by the parties are not specifically addressed in this Partial Final Award or the companion Revised Interim Award, the parties should assume--and the Panel confirms--that the Panel has analyzed such information on the merits and rejected it as irrelevant or immaterial to the issues.

CLAIMS AND REQUESTS FOR RELIEF BY THE CLAIMANTS

I.CLAIMANTS’ CLAIM FOR INTERIM DISTRIBUTIONS BASED ON THE ALLEGATION THAT ALL EQUIPMENT LEASES ARE CAPITAL RATHER THAN OPERATING LEASES

8.There is a sharp dispute between the parties as to whether Leases 1 through 7 are properly characterized as “capital” or “operating” leases.  Claimants argue that all the Leases are capital leases, whereas Respondents contend they are “operating” leases.  The parties do not dispute that this is a relevant issue which could impact the manner in which monies were handled under the Operating Agreement.  Among other things, Claimants contend that if the Leases are capital leases, it would create a positive impact on Claimants’ right to interim distributions for 2016-17 under Article X of the Operating Agreement, which provides that only “Operating Expenses” for the year in question, along with payments due under LOC 2 and LOC 3, need be paid by GNP before the Members each receive a 10% distribution “in kind,” of the “remaining gold produced” for the year. (Section 10.1.2).  This issue is addressed below.

A.Capital vs. Operating Leases

9.There were a total of seven equipment leases (“Leases 1-7”) entered into for the Little Squaw Mine operations.  Each was a “form” lease, virtually identical in language to Lease 1, except for obvious differences in the equipment covered and the lease price.  The parties to each lease were Bear Leasing (“Bear Leasing”) (a company  owned and controlled  by James) , as lessor, acting on behalf of NyacAU, and the joint venture, Goldrich NyacAU Placer, LLC (“GNP”) as lessee.  James testified that the leases were run through Bear Leasing--a company owned and controlled by James--rather than negotiated directly with GNP by the owners of the equipment--because GNP had neither the credit, the finances, nor the operations history to qualify financially as a direct lessee.  Bear Leasing, on the other hand, did have the qualifications to lease (or purchase) the equipment from the owners, and to obtain necessary financing in connection therewith.  Accordingly, James caused Bear Leasing to procure the equipment for Leases 1-7, and to in turn lease the equipment to GNP.

10.Among other provisions, each Lease had a five year term from its inception, was cancellable at will (upon 30 days prior notice) and had a purchase option, triggered at the end of term, which allowed GNP to purchase the equipment, either at 10% of the cost of the equipment (which the parties had agreed up front would be the fair market value of the equipment at end of term) or a price agreed by the parties. The cost of the leased equipment, as well as the purchase option price, were stated in attachments to most of the Leases.

11.Section 2.28 of the Operating Agreement provides that “Operating Expenses” “shall not include capitalized equipment leases or purchases.”  This question is of some importance, since the categorization of Leases 1 -7 as either “capital” or “operating” leases is relevant to (i) determining the parties’ rights to interim distributions under Article X of the Operating Agreement; and (ii) indirectly, in the circumstances, whether GNP should be deemed to have exercised the purchase option in any of the Leases which have run their terms, and thereby become the beneficial owner of the leased equipment.

12.There was no parol evidence submitted by the parties of discussions at time of contracting of the intended meaning of the term “capital lease,” and the term is not defined in the Operating Agreement. With respect to the Leases themselves, Molly Attala testified that the parties intended the Leases to be operating, not capital leases, but since Ms. Attala had no role in the negotiation of the Leases, such testimony obviously was hearsay and of little relevance. However, Ms. Attala also acknowledged that in 2016, as CFO of NyacAU and GNP, she responded to Goldrich’s claim that the Leases were all capital leases by retroactively lowering the 15% interest rate on the Leases to 9.6% and setting the purchase option prices under the Leases at fair market value, in order to insure that the Leases would later be characterized as operating, not capital leases, which suggests that Ms. Attala recognized that the initial Leases had at least some features of a capital lease.

13.The primary--and only written evidence--on the operating vs. capital lease issue which the parties presented at the hearing were the extensive reports (including initial and rebuttal reports) and testimony from their respective experts--for the Claimants, Jeffrey Katz and Richard Daubenspeck, and for the Respondents, Scott Shaffer and Michael Tope.  The Panel’s analysis of this evidence is set forth below.

1.The Minimum Lease Payment analyses for Leases 1 through 6.

14.The experts agreed that Leases 1, 3, 5 and 6 were capital leases.  Both Dr. Katz and Mr. Shaffer pointed out that the issue was to be determined by the criteria under the Financial Accounting Standards Codification (“FASC”)), § 840-10-25-1.  They each explained that if any one of the following criteria under this standard were met, the Lease in question should be regarded as a capital lease:

(i)Transfer of ownership.  (The Lease transfers ownership of the property to the Lessee by the end of the Lease Term.)

(ii)Bargain purchase option.  (The Lease contains a bargain purchase option, which allows the Lessee to purchase the equipment at the end of the Lease Term for substantially less than its fair market value.)

(iii)Lease Term.  (The Lease Term is equal to 75% or more the estimated economic life of the Lease property.) and

(iv)Minimum Lease Payments.  (The present value, at the beginning of the Lease Term, of the Minimum Lease Payments, excluding that portion of the payments representing executory costs such as insurance, maintenance and taxes to be paid by the Lessor, including any profit thereon, equals or exceeds 90% of the excess of the fair market value of the leased property to the Lessor at Lease inception over any related investment tax credit retained by the Lessor and expected to be realized by the Lessor).

15.Both experts agreed that under subparagraph (iv), the Minimum Lease Payment criterion, Leases 1, 3, 5 and 6 were capital leases. In this regard, Mr. Shaffer made an initial comparison of the fair market value of the equipment under the Leases per Michael Tope’s (Respondents’ expert) report, with the present value of future Minimum Lease Payments using a 15% discount rate (Shaffer Report, paragraph 42).

16.Dr. Katz arrived performed a similar analysis in his report, using interest rates of both 10% and 15%, but also concluded that all Leases (adding Leases 2 and 4 to the group) met the Minimum Lease Payment criterion.  In response, Mr. Shaffer pointed out that Mr. Katz’s analysis of the Minimum Lease Payment criterion regarding Leases 2 and 4 was incorrect, because it erroneously compared the present value of Minimum Lease Payments with the equipment cost at the inception of the Leases 2 and 4 instead of with the fair market value of the equipment under the Leases, and that if fair market value at inception had been used as the baseline (as calculated by Claimants’ expert Richard Daubenspeck) Leases 2 and 4 would not have met the Minimum Lease Payment criterion.  (Shaffer Rebuttal Report, ¶¶ 30-31 and Tables 3 and 4.)

17.Mr. Shaffer also testified that the formula for determining present value based on Minimum Lease Payments (subparagraph (iv), above), is not necessarily a constant.  FASC Section 840-10-35-4 provides that, if at any time, the provisions of the lease are amended in a manner that would result in a different classification of the lease under the above criteria, the Amendment shall be considered a “new agreement” and the capital lease criteria shall then be applied “for purposes of classifying the new lease.” Both experts acknowledged that there were amendments to some Leases that added equipment to the Lease; however, Mr. Shaffer explained that he did not have sufficient information to determine the impact of any amendment to the Leases on then capital v. operating lease question, beyond the obvious increase in fair market value of the new equipment added to the Leases by such amendments. Dr. Katz did not comment on the right to recalculate Minimum Lease Payments with a change in the lease, but did use adjusted fair market value figures to determine whether the Leases met the criterion of subparagraph (iv) of the FASC standard.

18.The Panel accepts Mr. Schaffer’s analysis in this regard. Contrary to Dr. Katz’s view in applying the Minimum Lease Payment criterion, the parties did not agree, at inception of the Leases, that the fair market value at the end of term would be the cost of the equipment; what they did agree was that the fair market value of each Lease upon expiration would be equal to 10% of the contract price. The only expert who performed a calculation of the fair market value of the Leases at inception was Claimants’ expert Mr. Daubenspeck, and Mr. Schaffer properly used Daubenspeck’s numbers in determining that Leases 2 and 4 did not meet the Minimum

Lease Payment criterion. In his rebuttal report, Dr. Katz acknowledged that Mr. Schaffer’s analysis was correct, but claimed that Leases 2 and 4 were nonetheless capital leases because of the purchase option price of each Lease being a “bargain price.”  (Katz Rebuttal Report, p. 4.)

2.The “bargain price” analysis for Leases 2, 4, and 7.

19.Dr. Katz also performed an analysis in which he concluded that all Leases qualified as capital leases under the “bargain purchase price criterion” of FASC § 840.  By contrast, Mr. Shaffer stated that he did not have sufficient information to determine whether or not any Lease in fact did provide a bargain purchase price option to the Lessee at the end of term, since he did not have information on the transport costs of the equipment from Little Squaw to Fairbanks, which, he opined, would have to be added to the purchase option price.  However, even making allowance for reasonable transport costs (along the winter trail), Dr. Katz’s analysis indicated that the purchase option prices for Leases 2 and 4, although not for Lease 7, were still “bargain prices.”  The issue with this calculation, as explained below, is whether the parties’ agreement on the fair market value of these Leases at end of term effectively preempted Dr. Katz’s analysis.

20.Lease 2.  In Lease 2, the parties agreed that at the end of term GNP could purchase the equipment for fair market value, which the parties set at 10% of the equipment cost of $900,000, unless the parties agreed on another option price.  The parties did agree on an option price of $90,000, as shown by Exhibit A, which in fact equaled 10% of the equipment cost.  By comparison, Claimants’ expert Mr. Daubenspeck estimated the end-of-term fair market value of Lease 2 at inception at $535,000.  Mr. Tope estimated the fair market value of the equipment at end of term to be $1,120,000, but did not calculate fair market value at inception, as the accounting standard requires.

21.Lease 4. Lease 4 also states that 10% of the equipment cost shall represent the fair market value of the Lease at the end of term, and be the purchase option price, unless the parties otherwise agreed.  The cost of the equipment for Lease 4, as amended, totaled $1,274,219, 10% of which is $127,421.  However, Exhibit A of Lease 2 stated that the purchase option price would be $477,430, which equaled 100% of the original equipment cost, and almost 30% of the amended equipment cost. By comparison, Mr. Daubenspeck estimated end-of-term fair market value at Lease inception to be $1,117,750. Mr. Tope, again, did not calculate end-of-term fair market value at inception, but estimated the fair market value at end of term of term to be $579,500, and, considering the equipment subsequently added to the lease under four (4) amendments, ultimately increased the number to $1,587,000

22.Lease 7.  Dr. Katz also concluded that the purchase option price for Lease 7 was a “bargain price.”  However, this conclusion was based on the unsupported assumptions that (i) the equipment cost reflected the fair market value of the equipment at end of term; and (ii) the purchase option price was 10% of the equipment cost.  Lease 7 sets forth the costs of the equipment at $197,404.00, and states that GNP will have the option to purchase the equipment for “fair market value.”  Exhibit A references a “Purchase Price at Conclusion of Term,” and states “See attached,” but the attachment does not mention the purchase price. No evidence was provided of whether the purchase option price was to be 10% of the equipment cost, what the fair market value of Lease 7 would be at the end of term, or whether the parties in fact agreed on a purchase option price.  Thus, Lease 7 cannot be characterized as a capital lease under the “bargain price” criterion of the FASC standard.

3.The impact of the parties’ agreements on the capital v. operating lease analyses.

23.Except for Lease 7, each of the Leases contains the standard language that, at end of term, “Lessee will have the right to purchase the Equipment for fair market value”; and that

“Lessor and Lessee hereby agree that the fair market value [of the Lease] shall be 10% of the amount Lessor paid for the item of Equipment at the time Lessor purchased Equipment, as established by receipts or other reasonable proof, unless a specific purchase price is agreed as demonstrated on the Exhibit A attached hereto.”  As explained above, the parties did agree on a specific purchase option price for each of Leases 1-6.  The agreement for Lease 2 was $90,000, which equaled the agreed fair market value of the Lease at end of term, given the $900,000 equipment cost. The agreement for Lease 4 was $477,300, 100% of the original equipment cost, over 30% of the amended cost of $1,274,214, and three times the agreed end-of-term fair market value of $127, 431.

24.If the parties’ agreement in this regard were to be honored, it is obvious that the purchase option prices of Leases 2 and 4 were not close to being “bargain prices” under the FASC standard--rather, they in fact represented the fair market value of the Leases at that time.  The Panel has no insight into why the parties chose to lock in an end-of-term fair market value of the Leases at 10% of cost, but the language is clear that they did so as a result of their negotiations, and the Panel is legally obligated, under Alaska law, to give each provision of the Leases its intended meaning.  Accordingly, the Panel holds that Leases 2 and 4 did not meet any of the FASC standard criteria for capital leases, and are properly characterized as operating leases.

25.The same is true for Lease 7.  There was no evidence presented that Lease 7 met any of the FASC standard criteria for a capital lease, and, as stated above, the Panel does not accept the assumptions of Dr. Katz that were necessary for him to reach the opposite conclusion.

4.Impact of the “cancellation at will” provisions

26.Molly Attala testified that she and the Respondents believed the Leases were Operating Leases because each of them contained a provision allowing the Lease to be cancelled at will, subject to a few conditions not here relevant; she also testified that the cancellation provisions were placed into the Leases intentionally by Respondents to ensure that the Leases were operating rather than capital leases.

27.However, both parties’ experts acknowledged that the four criteria for defining a lease as a capital lease do not include a right of cancellation.  Additionally, Dr. Katz explained that although FASC § 840 does recognize generally that cancellable leases are operating leases, the lease would be deemed to be non-cancellable if the cancellation clause would cause the lessee to incur a penalty in such amount that continuation of the lease to end of term would appear, at inception, to be reasonably assured.  A penalty under ASC § 840 is broadly defined as “any requirement that is imposed or can be imposed on the Lessee by the Lease Agreement or by factors outside the Lease Agreement” which would cause the lessee to incur unreasonable economic or related burdens.

28.Shaffer, in his report, also pointed out that cancellability is not a controlling factor in determining whether a lease is a capital or operating lease.  Specifically, he confirmed that out of the four criteria set forth in ACS 840, only one must be satisfied in order for the Lease to be deemed a Capital Lease; and, as set for the above, these factors do not include cancellability.  Mr. Schaffer also did not challenge Dr. Katz’s analysis that a lease will not be deemed cancellable at will, despite a provision to that effect, where exercise of the clause seems very unlikely at the lease’s inception.

29.In the Panel’s view, the evidence set forth below shows that, at the inception dates of all Leases except Lease 7, it was unlikely that the Lessee would exercise the cancellation clause.

1.Leases Numbers 1-4

30.Leases 1-4 contain virtually identical terms. Each Lease has a 5-year term from inception (the inception dates of Leases 1-4 were: Lease 1 – August 1, 2012; Lease 2 – January 1 2013; Lease 3 – March 1, 2013; and Lease 4 – January 1, 2014).  All these Leases contain identical clauses allowing cancellation at will by the Lessees on thirty (30) days prior notice. At the inception of Lease 1, NyacAU estimated that it would take at least 4.67 years after mining operations commenced to achieve commercial production.  This estimate had not changed on the inception dates of either of Leases 2 and 3, since actual mining operations did not commence until after those dates.  The evidence was also clear that under the US Army Corp of Engineers’ (“USACOE”) directive, even though GNP was issued a general permit covering ten acres in August 2012, NyacAU could not begin mining operations at the desired level until it had been issued an individual permit, which did not occur until August 2013.

31.As of January 1, 2014, the Lease 4 inception date, it was the middle of the winter season, when no mining could occur.  During a brief period in 2013, after receiving its individual permit, NyacAU had conducted limited mining operations using “Big Blue,” a wash plant which had been supplied by Goldrich in connection with the deal.  However, NyacAU quickly discovered that Big Blue would have to be replaced by a new and larger wash plant in order to resolve problems with Big Blue’s screen and also the inability of its “grizzly” to handle large boulders during the washing process.  Big Blue also had a limited capacity for processing “pay zone” material, which obviously reduced gold production.

32.The evidence established that NyacAU addressed these problems by deciding to design and build a new wash plant, which could process a much higher amount of pay zone material than Big Blue (500-600 yards of pay zone per hour, which ultimately was accomplished). By January 1, 2015, NyacAU was in the process of completing the wash plant, to the extent its financial resources would permit. Thus, mining production of the type contemplated to reach the “Minimum Production Requirement” under the Operating Agreement had not yet commenced; and NyacAU’s estimate of 4.67 years to meet this milestone had still not started to run.

33.Given these factors, there was only a remote chance, as of the latest inception date--January 1, 2014--for any of Leases 1-4 to be cancelled before their ends of term.  This effectively made cancellability a non-factor in determining whether these Leases were capital leases.

2.Lease Numbers 5-6

34.Leases 5-6 also contained essentially identical five (5) year terms, and cancellation clauses which allowed the Lessee to cancel the Leases at will with 30 days written notice. Lease 5 was executed on March 1, 2015; Lease 6 on August 15, 2015.  During part of this period, NyacAU was in the process of completing the new wash plant and working out initial problems that arose with production runs.  Full-scale Mining operations using the new wash plant did not commence until the middle of 2015.  Thus, at this time, NyacAU’s estimate of 4.67 years to reach the Minimum Production Requirement had not changed and NyacAU was still anticipating that problems with the wash plant would be resolved and the plant would be able to process the necessary 500-600 yards of pay zone material per hour for the indefinite future. As such, the likelihood of GNP, the lessee, deciding on an early cancellation of Leases 5 and 6 as of their respective inception dates was still marginal, thereby effectively eliminating cancellability as a factor in determining whether these Leases were capital leases.

3.Lease Number 7

35.The cancellability of Lease 7 was not analyzed by either Mr. Shaffer or Dr. Katz.  Lease 7 was executed by the parties on May 1, 2017.  As with the other Leases, it had a 5-year term and a clause allowing GNP to cancel at will with 30 days advance notice.  At this time, the wash plant was up and running, which enabled GNP to turn a profit in 2016 and 2017, but the evidence showed that NyacAU nonetheless had doubts about the ability of NyacAU to achieve the Minimum Production Requirement required by the Operating Agreement. Thus, the evidence presented was insufficient to determine whether the cancellability of the Lease was a factor for determining if Lease 7 was a capital lease.

4.Other factors relevant to cancellability of the Leases

36.The evidence also revealed other factors indicating the unlikelihood of cancellation at the inception dates of Leases 1-6, including the following, some of which were noted by Dr. Katz in his report: (i) it is improbable that Dr. James, acting through NyacAU on behalf of the Lessee, GNP, would cancel a Lease with his own company, Bear Leasing, thereby depriving Bear Leasing the full economic advantage of lease payments to the end of term; (ii) cancellation could give rise to costs of either storing the equipment or having it removed from the site and sold or leased to another party, the cost of which would be significant; (iii) GNP would have to replace the equipment with new equipment leased from Bear or another vendor, which would be likely to incur additional costs; and (iv) assuming the equipment was integral to mining operations, its replacement could potentially cause significant down time.

B.Impact of Retroactive Lowering of the Lease Interest Rates and Reformulating the Purchase Option Prices

37.The evidence also showed that, in 2016, the interest rates on Leases 1, 2 and 3 were lowered by NyacAU from 15% to 9.6%, both retroactively and going forward. Also, Leases 4, 5 and 6 were amended by eliminating the 10% purchase option and requiring exercise of the purchase option at the fair market value of the Lease at end of term.  As Ms. Attala explained in her testimony, the purpose of these Amendments, which she orchestrated, was to respond to Goldrich’s stated position that all the Leases were capital leases, by creating Amendments which, in her view, ensured that the Leases indisputably could be characterized as operating leases.  As a result of the amendments to Leases 1-3, Ms. Attala credited $1.5 million in excess interest payments by GNP (the overall difference between 15% and 9.6% interest charges) against LOC 1. Mr. Schara, testified that Goldrich never agreed to these amendments, or to the $1.5 million credit, and considered them invalid.

38.It was not disputed that Leases 1-6 were subject to § 4.3 and § 2.2 of the Operating Agreement, which provided that any transaction between GNP and the Manager (NyacAU) or an “Affiliate” of the Manager was subject to prior written approval by Goldrich. The Lessor under each of the Leases was Bear Leasing, a company owned by Michael James (who, of course, also owns NyacAU).  Section 4.3 further provides that such transactions, in any event “shall not be void or voidable so long as the terms are reasonable and comparable to an arms-length transaction between unrelated persons.”  In this case, it is quite clear to the Panel that the amendments promulgated by Ms. Attala were intended to benefit NyacAU and Bear Leasing in at least two ways:  (i) insuring that all Lease payments could be characterized as Operating Expenses, thereby minimizing the opportunity of Goldrich to obtain interim distributions in accordance with § 10 of the Operating Agreement, since, as Operating Expenses, Lease payments for any year would have to be deducted before the parties could obtain any interim distributions for that year; and (ii) changing the purchase option formula to payment of the entire amount of fair market value at end of term, which virtually insured that GNP would not have the financial wherewithal to exercise the purchase option on any Lease, thereby allowing NyacAU (through Bear Leasing) to renew the Leases for another term, possibly extending up to the end of mine life (estimated at between 11 and 13 years in the Martin Report).  It might well be argued that Ms. Attala’s amendments brought the Leases closer to the standard of “reasonable. . . arms-length transactions,” and provided GNP with a $1.5 million benefit at the same time.  However, in the Panel’s view this is overcome by Ms. Attala’s attempts to sufficiently raise the purchase option prices originally agreed to in the Leases, so as to effectively deprive GNP of its ability to exercise its purchase option rights under Section 6.4 of the Operating Agreement. (Section 6.4 requires that any lease generated by NyacAU include a purchase option).  Thus, in the Panel’s view, it was reasonable for Goldrich to withhold its approval from these unilaterally implemented amendments, and for that reason they are deemed invalid.

39.Finally, it deserves notation that the reference to capital leases in the Operating Agreement is somewhat cryptic: “Operating Expenses shall not include capitalized equipment leases or purchases.”  “[C]apitalized equipment leases or purchases” is not a defined term under the Operating Agreement, and the parties presented no meaningful parol evidence as to the precise meaning of the term which they mutually intended at the time of contracting.  The Operating Agreement also requires, in Section 15.8, a unanimous vote of the Members to amend the Agreement.  Thus, the parties could easily have clarified the definition of a “capitalized equipment lease or purchase” to avoid the uncertainty that led to the issue of how Leases 1-6 should be characterized, but did not do so.

C.Impact of Characterization of Leases on Claimants’ Right to Interim Distributions

40.The parties’ experts were at odds as to whether, assuming the Leases were all capital leases, payments thereunder should have been recorded as “Operating Expenses” or as a debt liability on GNP’s books of account, along with a calculation of the yearly depreciation.  Mr. Shaffer argued that, even if all the Leases were capital leases, the costs of the Lease, which Shaffer defines as including interest payments and amortization, should nonetheless be considered “Operating Expenses.”  His stated rationale was that the payments under the Leases consist of and are identical to sum total of interest payments and amortization of the assets over the Lease terms.  By contrast, Dr. Katz concluded that both lease payments and amortization should have been reflected as an expense on GNP’s income statements (Joint Exhibit 13, p. 27).

41.If Mr. Schaffer’s view were to be accepted, however, the exclusion of capital leases as “Operating Expenses” under Section 2.28 would have virtually no meaning.  All payments made by GNP under any capital lease--i.e., Leases 1-6 would be treated as Operating Expenses, simply because those payments would equal the sum total of interest and amortization of assets at the end of the day.  Fundamental rules of contract construction require the Panel to give meaning to every clause in a contract, and the clear meaning of the last sentence of Section 2.28 is that, for whatever reason, the parties agreed that the term “capitalized equipment leases,” which implicitly and necessarily includes the costs of such leases (including amortization and interest expenses) would not be treated as “Operating Expenses.” Legally, this interpretation must prevail over any contrary interpretation based on expert analysis, however erudite.

42.The analysis performed by Dr. Katz, not challenged by Mr. Shaffer or any other witness, confirmed that GNP made profits in 2016 and 2017.  Article X of the Operating Agreement becomes relevant in such circumstances.  Under Article 10.1, GNP is obligated to distribute revenue (in cash or as gold) generated from production by (i) under Section 10.1.1, first paying all Operating Expenses and liabilities incurred under LOC 1 by GNP for the particular calendar year; (ii) under Section 10.1.2, distributing in kind 20% of the remaining revenue to NyacAU and Goldrich to be shared equally; and (iii) deducting any liability of Goldrich under LOC 2 or LOC 3 from its 10% share before a distribution is made (Article 10 also provides for subsequent distributions after this occurs, but those provisions are not relevant for the 2016-17 time period).

43.Profits in 2016 and 2017 resulted in interim distributions to the parties, equivalent to $67,580 for 2016 and $228,910 for 2017.  NyacAU apparently received its distribution in cash or gold; but the payments due Goldrich for 2016 and 2017 were first used to pay off a substantial portion of a $250,000 obligation owing under LOC 3, resulting in Goldrich obtaining no distribution in 2016 and a reduced distribution in 2017.  In both years, the annual costs of the Leases were deducted, as Operating Expenses, prior to the distributions, on the assumption that the Leases were all operating, as opposed to capital, leases.

44.However, the characterization of any leases as capital leases as Leases 1, 3, 5, and 6 requires a recalculation of 2016 and 2017 interim distributions. The costs of these Leases, including lease payments, amortization and interest payments, must be deducted from operating expenses for these years under Section 10.1.1 before calculating interim distributions under 10.1.2. Dr. Katz performed this calculations in his initial report (Katz Report, pp. 25-26).  Mr. Schaffer performed similar calculations--which verified those of Dr. Katz--but as stated above improperly deducted amortization and interest expenses from the calculation (Schaffer Report, pp. 15-18). With interest and amortization properly included in the calculation, Goldrich is entitled to an additional $214,797 in distributions for 2016 and an additional $198,644 for 2017, for a total of $413,442.  In like manner, NyacAU is entitled to an additional $413,442 in distributions for these years.  Costs of Leases 1, 3, 5, and 6, including amortization and interest expenses, shall be eliminated from the Operating Expenses calculation for those years, and recorded as liabilities on GNP’s books.

45.Section 10.4 provides that notwithstanding any other section of Article 10, “distributions in liquidation of the [GNP] shall be made to each Member in the manner as set forth in Article 14” (which sets out the dissolution/liquidation process).  However, it is the Panel’s view that Section 10.4 would apply only where a party had given notice of dissolution of

GNP under one or more of the factors set forth in Article 14, or the parties had otherwise agreed to dissolution.  No evidence was submitted showing that any party demanded, or that the parties agreed to dissolution before 2018, which makes Article 10.4 irrelevant to interim distributions before that.

46.It is critical to note that the above ruling does not give either party a windfall.  GNP’s liability to NyacAU, through Bear Leasing, for the costs of Leases 1,3,5 and 6, shall be recorded as a liability of GNP to NyacAU (as a creditor) through Bear Leasing on GNP’s books, and must be fully repaid in the liquidation process before any final distributions are made.

II.CLAIMANTS’ CLAIM REGARDING OWNERSHIP BY GNP OF LEASED EQUIPMENT AND LEASE OVERPAYMENTS TO BEAR LEASING

47.Leases 1-7 between Bear Leasing and GNP all provided purchase options to GNP (the Lessee) at the end of the Lease terms, as follows:

1.Lease 1 (June 1, 2012 – June 1, 2017) purchase option was for 10% of cost of equipment, agreed to be $155,844 (cost of equipment $1,558,444).

2.Lease 2 (January 1, 2013 – January 1, 2018) purchase option was for 10% of cost of equipment, agreed to be $90,000 (cost of the equipment--$900,000).

3.Lease 3 (March 1, 2013 – March 1, 2018) purchase option was for 10% of cost of equipment, agreed to be $277,384 (cost of the equipment--$2,773,384)

4.Lease 4 (January 1, 2014 – January 1, 2019) purchase option was stated to be for 10% of cost of equipment ($1,274,437), unless parties otherwise agreed.  Purchase option price was set at $447,437.  Neither number accounted for additional equipment added to the Lease through four later amendments, which, in the view of Respondents’ expert Michael Tope, raised the estimated fair market value at termination to $1,587,000. (Shaffer Report, ¶¶ 30-31, Attachment C)).  However, as discussed in Section I.A., infra, the parties are bound by their agreement that the “fair market value” of the Lease 4 at termination was to be 10% of the equipment cost;

5.Lease 5 (March 1, 2015 – March 1, 2020) purchase option was for 10% of equipment costs ($690,098), unless parties otherwise agreed.  Purchase option price set forth the in the Lease was $172,456, which exceeded 10% of the cost of the equipment.  Neither number accounted for cost or value of additional equipment added to Lease by later amendments, but no calculation was made of the impact of these amendments on the purchase option price,

6.Lease 6 (August 15, 2015 – August 15, 2020) purchase option was for 10% of equipment cost unless parties otherwise agreed.  But purchase option price set forth in the Lease was identical to cost of equipment under the Lease--$2,665,571, and does not appear to have taken into account the cost or value of later added equipment; and

7.Lease 7 (May 1, 2017 – May 1, 2022) purchase option price was fair market value of the equipment at end of term. Specific purchase option price was referenced to an attachment, but attachment contained no specific number.

48.On October 20, 2017, GNP sent written notice to Goldrich terminating Leases 4-7 under identically worded sections of the Leases that allowed GNP to terminate for convenience upon thirty (30) days prior written notice.  None of the Leases had run their full term at the time of termination, but the leased equipment was still in use at the site, so GNP (through NyacAU) was offered a rental agreement (“Rental Agreement”) for the equipment from the termination date until October 31, 2018, which was still earlier than any original termination dates under Leases 4-7.  Under the Rental Agreement, a monthly rental rate was set that covered the combined amount of monthly rentals under Leases 4-7, but eliminated the purchase option.

49.On March 23, 2018, GNP (through NyacAU) provided notice that the Leases 1-3, by their terms, had expired and informed Claimants that the equipment under those Leases would now be covered by a new agreement, titled “Amended Rental Agreement and Extension of Option to Purchase.” (“Amended Rental Agreements.”) The Amended Rental Agreements provided for continued rental of the equipment covered by Leases 1-3 for periods which all ended on September 30, 2018, at which time GNP would have an option to purchase the equipment for specified prices roughly equal to those set forth in the Leases.

50.Claimants objected to and refused to approve either the Rental Agreements or the Amended Rental Agreements, but continued to fully accept the continued use of the equipment covered by them in mining operations.

A.Impact of GNP’S Continued Rental Payments for Equipment After Cancellation /Termination of the Leases on Exercise of the Purchase Options

51.Under Section 6.4 of the Operating Agreement, NyacAU as Manager was given the right to “lease, with option to purchase, to [GNP] such personal property and equipment as may be reasonably necessary or desirable for efficient operation at the Claims.”  Thus, it was clearly contemplated that any lease executed by NyacAU was required to include an option to purchase.  Leases 1-7 met this requirement--all contained purchase options, although the price of the purchase option under Lease 7 appears to have been left blank. However, none of the purchase options were ever exercised by GNP, nor did GNP exercise the purchase options in the Amended Rental Agreements.  The Rental Agreements which replaced Leases 4-7 did not contain a purchase option, which was contrary to Section 6.4, but this breach proved to be immaterial, since none of these Leases ran their full term, and GNP was in the process of dissolution when the Rental Agreements expired.

52.Nonetheless, the question remains, raised by Claimants, of whether rental payments made by GNP after the Leases had expired or were terminated should have been applied to the purchase options instead of continued rental, so as to make GNP the beneficial owner of the equipment under the Leases.

1.Analysis of Lease Payments after end of term

53.The Amended Rental Agreements for Leases 1-3 were all entered into in the period from June 1, 2017 to January, 2018.  The evidence was undisputed that both parties knew at this time that the Minimum Production Requirement, as laid out in Article 7.3 of the Operating Agreement, would almost certainly not be achieved by the end of 2018.

54.Article XIV of the Operating Agreement provided that the Company “shall be dissolved upon the happening of any of the following events,” which include “if the Company has not met the Minimum Production requirement by the end of 2017 [extended to 2018], unless the Members agree not to dissolve in writing” (which the Members did not do) (Operating Agreement, Art. XIV.1.5).  Therefore, the parties knew at the time the Rental and Amended Rental Agreements were executed that the Company would in all likelihood have to be dissolved, which explains why the terms of the Agreements all expired at the end of the 2018 mining season.

55.Leases 1-3.  Dr. Katz, in his analysis, concluded that if GNP were required to continue to pay rent under Leases 1-3 after the Leases expired--and assuming that the further rental payments were sufficient to cover the purchase option prices for the Leases--the rental payments should have been applied to exercise the purchase option on behalf of GNP, thereby giving GNP beneficial ownership of the equipment covered by the particular Lease, and relieving it of further lease/rental obligations.  As set for the in more detail below, the Panel’s view is that Dr. Katz’s analysis applies as to Lease 1, but not as to Leases 2 and 3.

56.Leases 1-3 contained identical provisions which stated that, although “Lessee will have the option to purchase the Equipment for Fair Market Value” at the end of the Lease terms, the parties expressly agree that “Fair Market Value shall be ten percent (10%) of the amount Lessor paid for the Equipment at the time Lessor purchased such Equipment, … unless a specific purchase price is agreed as demonstrated on Exhibit A attached hereto.”  (Leases 1-3, paras. 4).  As stated above, the parties in fact did agree on a specific purchase option price for each such Lease:  (1) $155,844 purchase option price for Lease 1; (2) $89,000 purchase option price for Lease 2; and (3) $277,384 purchase option price for Lease 3.2  However, the rental costs charged to GNP under the Amended Rental Agreements for Leases 2 and 3--even assuming they were paid--did not come close to covering the purchase option prices.    The Amended Rental Agreement for Lease 2 had a term from January to December 2018, and required a one-time rental payment of $14,400, far short of the purchase option price of $89,000.  Similarly, the Amended Rental Agreement for Lease 3 had a term running from January to December 2018, and required a one-time payment of $44,381.50--again, far short of the purchase option price in Lease 3 of $277,384.

57.However, situation was different as to Lease 1.  The Amended Rental Agreement for Lease 1 had a term that ran from June 1, 2017 (the expiration date of Lease 1) to December 1, 2017, with a one year renewal right to December 2018.  Rent was to be paid in two equal installments--$24,935 for 2017 and the same amount for 2018, for a total rental payment of $49,870.  It would appear from these numbers that post-term rental payments for Lease 1 equipment also fell short of the agreed purchase option exercise price.  However, the evidence showed that GNP in fact made post-term cash rental payments under Lease 1 of $24,935 per month, from June 1, 2017 to December 1, 2017 (7 payments), for a total payment of $146,705.  Between March 19 and April 5, 2018, NyacAU then unilaterally modified GNP’s records to

2   With minimal changes, these purchase option prices were carried forward into the Amended Rental Agreements for Leases 1-3: (1) the Amended Rental Agreement for Lease 1 had a purchase option price of $155,844; (2) the Amended Rental Agreement for Lease 2 had a purchase option price of $90,000; and (3) the Amended Rental Agreement for Lease 3 had a purchase option price of $277,309.  The purchase options under the Amended Rental Agreements for Leases 1-3 all matured at the end of term in December 2018.

eliminate these cash payments, and reduced LOC 1 by $146,705.  The Amended Rental Agreement was executed on March 27, 2018, retroactive to June 1, 2017.

58.In the Panel’s view, the post-term cash rental payments made by GNP as to Lease 1 cannot be disregarded in the purchase option exercise analysis; and NyacAU’s  unilateral alteration of  the accounting for such payments after the fact, for whatever reason, does not change this.  To those cash payments should be added the $24,935 charged for rental of Lease 1 equipment for 2018, which produces a total of $171, 640 in post-term rental payments/charges for Lease 1 equipment.  This exceeds the purchase option price under Lease 1 ($155,814) by $15,826. Accordingly, GNP shall be deemed the beneficial owner of the Lease 1 equipment, and such equipment shall be a GNP asset in the context of the ongoing liquidation under Article XIV.  As Manager, NyacAU shall use such assets, as necessary, to pay down GNP’s debts and liabilities, including without limitation LOC 1 and LOC 3. NyacAU’s 2018 reduction of LOC 1 by $146,705 shall be reversed, and the $15,826 overage, provided that it was not part of a charge that increased LOC 1 (which would be the case if the 2018 rental for Lease 1 equipment were paid by GNP in cash) , shall decrease LOC 1 by that amount.

59.With respect to Leases 2 and 3, the foregoing analysis raises the further issue of whether Respondents had an obligation under the Operating Agreement to contribute funds to GNP that would make up the difference between the rental charges under the Amended Rental Agreements and the purchase option prices under the related Lease or the Amended Rental Agreement itself.  No expert witness addressed this situation; in like manner, the Interim Award addresses only the situation in which post-term rental payments are sufficient to cover the purchase option price.  Nor does the Operating Agreement directly answer the question, other than to impose upon NyacAU a general fiduciary duty to GNP while acting in its capacity as Manager of the joint venture.

60.The Panel’s view is that NyacAU had no fiduciary or contract obligation to make up the differential between post lease rental payments made by GNP under the Amended Rental Agreements and the purchase option prices for Leases 2 and 3.  The Operating Agreement, in Article VI, required NyacAU to provide funding only “for the benefit of the company to pay operating expenses sufficient to fulfill the Minimum Investment Requirements and bring the placer gold at the Claims into ‘Commercial Production.’” Logically, this would not include funding that would give GNP the wherewithal to exercise the purchase option price if it otherwise lacked the assets to do so, especially where--as with Leases 2 and 3--post lease rental payments would not reach the option price by the time GNP was dissolved. Moreover, although Art. 2.28 of the Operating Agreement defines “Operating Expenses” broadly to include “all costs associated in extracting the gold from the Claims…,” and provides a long but not exclusive list of expenses that would qualify as Operating Expenses, one cannot conclude that funding the balance of the purchase option price for Leases 2 and 3 beyond the amounts paid under the Amended Rental Agreements would be a cost “associated with extracting the gold from the Claims…” when, as the parties knew in 2017, GNP would be dissolved at the end of the 2018 mining season.

61.Lease 4.  Lease 4 expired by its terms on January 1, 2019, triggering a purchase option price of $447,000 as set forth in the Lease. (This amount does not appear to take into account additional equipment which was added to the Lease subsequently, and which, in the view of Respondents’ expert Michael Tope, raised the estimated fair market value of the lease at termination to $1,587,000; but as stated above, these facts are irrelevant to the current analysis).  Under the Rental Agreements, GNP paid the Lease rate for the equipment through 2017 and, as a result of a one-year renewal of the Agreement, to the expiration date of 2018, which was still prior to the date on which the purchase option price could have been exercised by GNP under

Lease 4. Thus, GNP paid no amount to rent the equipment under Lease 4 after the expiration date that could have been applied to allow exercise of the purchase option price.

62.Lease 5.  Lease 5 was executed on March 1, 2015, with a 5-year period running to April 1, 2020. The Lease contained a specific agreement of an option payment of $172,456, which under the parties’ agreement exceeded the set fair market value at end of term of 10% of the equipment cost. Since the Lease term has not yet run its course, no evidence could have been presented of lease payments made by GNP in excess of the option price after the end of term.

63.Lease 6.  Lease 6 was executed on August 15, 2015, with an expiration date of August 20, 2015. The Lease contained a specific agreement of a purchase option price $2,665,571, which in fact equaled the cost of the equipment and was thus far in excess of the fair market value agreed by the parties at end of term (again, 10% of equipment costs). As with Lease 5, since the Lease term has not yet run its course, no evidence could have been presented of lease payments made by GNP in excess of the purchase option price at the end of the Lease term.

64.Lease 7.  Lease 7 was executed on May 1, 2017, with a termination date of May 1, 2022.  The Lease contained a purchase option allowing GNP to purchase the equipment at fair market value.  The Lease also referenced a specific option price set forth on the attachment, but the attachment submitted at the arbitration as an exhibit contains no specific number. Since Lease 7 did not run its full term, GNP obviously made no lease payments after end of term that could have been applied to the purchase option price.

2. Claimants’ calculations of Lease overpayments

65.Claimants’ calculations of the allegedly excess amounts charged to GNP under Leases 1, 2 and 3, began with a calculation of the total lease obligation for each of those Leases based upon a 15% interest rate.  The resulting numbers are as follows:

(i)Lease 1 - $2,224,517;

(ii)Lease 2 - $1,284,656; and

(iii)Lease 3 - $3,959,374.

66.Claimants then calculated the lease charges for equipment made to GNP through March 31, 2018, which (even though this is the termination date of Lease 3, the latest termination date of Leases 1-3), resulted in lower total lease payments across the board:

(i)Lease 1 - $1,997,959;

(ii)Lease 2 - $1,151,522; and

(iii)Lease 3 - $3,548,599.

67.Claimants then added back in the retroactive adjustments made under the Interim Award, charging 15% interest to GNP across the board for all three Leases.  This resulted in the original Lease obligations calculated by Claimants:

(i)Lease 1 – adjustment of $226,558, resulting in total lease charges to GNP for the equipment of $2,224,517;

(ii)Lease 2 – adjustment of $133,134 resulting in total lease charges to GNP for the equipment of $1,284,656; and

(iii)Lease 3 – adjustment of $410,775 resulting in total lease charges to GNP for the equipment of $3,959,374.

68.Claimants have also calculated the amounts which they say must be paid by GNP to own equipment under Lease 4.  As with the other Leases, Claimants begin their analysis of Lease 4 by calculating GNP’s total original Lease obligations at a 15% interest rate in the amount of $1,818,815.  This amount is then adjusted by the retroactive application of the 15% interest amount to all payments under Lease 4, resulting in an additional amount of $304,404 for a total of $2,123,219

69.Claimants then add up the Purchase Option prices of Leases 1, 2, 3 and 4 to show that the total amount due from GNP to own the equipment is $650,650 (Lease 1- 155,844; Lease 2 - $90,000;  Lease 3 - $277,384); Lease 4 - $127,422).

70.The above numbers are not seriously contested by Respondents. However, after computing this number, Claimants then go in a different direction to determine the allegedly excess amounts charged to GNP under each of the four Leases.  They do so by taking the Fair Market Value of the equipment, as calculated by Michael Tope (Ex 22), and subtracting from that number the amount due to exercise the Purchase Option under each Lease.  The resulting numbers are as follows:

(i)Lease 1 – Fair Market Value calculated by Michael Tope of $775,200, minus Purchase Option price of $155,844, equals a $619,357 alleged windfall to NyacAU by not exercising the Purchase Option;

(ii)Lease 2 – Fair Market Value calculated by Michael Tope of $775,000 for equipment, minus $90,000 for exercise of Purchase Option, equals $635,000 alleged windfall to NyacAU for not exercising the Purchase Option;

(iii)Lease 3 – Fair Market Value calculated by Michael Tope regarding equipment of $1,340,100, minus $277,384 for exercise of Purchase Option, equals a $1,063,716 alleged windfall to NyacAU by not exercising the Purchase Option; and

(iv)Lease 4 – Fair Market Value of equipment calculated by Michael Tope of $1,000,018, minus $127,422 to exercise Purchase Option, equals alleged windfall of $890,578 to NyacAU by not exercising the Purchase Option.

71.According to Claimants, the total windfall to NyacAU is $3,211,650.  The Claimants then argue that the total Purchase Option price of $650,650 should be subtracted from this amount and applied to increase LOC 1 in that amount, which results in GNP having ownership of the equipment under Leases 1-4 and a damages claim against NyacAU for $2,561,000 in overcharges to GNP under Leases 1-4.  Claimants do not explain how these damages should be handled under the dissolution process but Art. XIV of the Operating Agreement would require any such damages, if they were allowed, to reduce LOC 1 in that amount.

72.The problem with Claimants’ calculations is their disregard of the facts that GNP’s payment obligations under the Leases were fully negotiated by the parties, and the payment amounts--including principal and interest--expressly approved by Claimants for Leases 1-3, and implicitly approved by Claimants for Leases 4-7 by their acceptance of the benefits of those Leases. Claimants cannot now be allowed to revisit those terms and argue that the Leases have provided an unenforceable windfall to Respondents’ which must be reimbursed.

73.Finally, it deserve mention that since the unambiguous language of the purchase options in each of Leases 1-4 set the fair market value of the equipment at end of term at 10% of the equipment cost, comparisons of Michael Tope’s calculations of fair market values of the equipment at the end of the Leases to the purchase option prices are irrelevant to determining any overcharges to GNP.

B.Interest Charges on Leases 1-7

74.Claimants have also claimed that the 15% rate on Leases 1-3 was exorbitant, thus creating another argument that Bear Leasing was overpaid.  However, the 15% rate on Leases 1-3 was approved in writing by Goldrich, without objection. Leases 4-7 carried on the 15% interest rate, and although Goldrich did not approve those leases, no evidence was presented showing that the 15% rate had suddenly become unreasonable. More objectively, the 15% rate compares favorably with other interest rates charged to NyacAU for project loans, including: (i) 15% interest rate on the GVC loan procured by NyacAU, with Goldrich’s help, to fund mining operations; (ii) 7.75% interest rate on the Alaska Growth Fund loan, based on a 30% down payment and personal guarantees by Dr. and Mrs. James (no down payment and no guarantees were made in connection with the Leases); (iii) 12% interest rate on an AEG loan procured by NyacAU (also with a 30% down payment and personal guarantees by Dr. and Mrs. James); and (iv) 10% interest rates on promissory notes for $250,000 executed by Bear Leasing to purchase the camp equipment from Global Services.  Ms. Attala testified that rates on the Alaska Growth Fund and GVC loans would have been much higher, if those loans had been extended at all, without a substantial down payment and/or personal guarantees from the Jameses. Accordingly, the Panel holds that the 15% interest rate on the Leases was reasonable, and did not result in any overpayments to Bear Leasing.

C.Lease Charges for Arctic Camp Purchased from Global Services

75.In December 2014, Bear Leasing purchased the Arctic Camp--leased and used at Little Squaw from Global Services during 2014--for $250,000, by the execution of a promissory note to Global Services in that amount, at 10% interest, plus a balloon payment that had to be made within a year.  Bear paid a total of $18,666 in interest on the promissory note, but did not have the ability to make the balloon payment when it fell due. However, Bear was able to sell the promissory note to the Koke family, at an interest rate of 14%, which caused Bear to incur an additional $35,000 in interest charges.  Thus, the total purchase price for the Arctic Camp was $303,699. (The Koke transaction was memorialized by a document entitled “Allonge,” which linked the $35,000 interest payment to the promissory note.  Although the Allonge was not made an exhibit to the arbitration, Claimants accepted its inclusion in calculating the total purchase price for the Arctic Camp. (Claimants’ Amendment to Claimants’ Reply to Respondents’ Response to Panel’s Interim Award Regarding Amount of Lease Charges for Arctic Camp).

76.The evidence further demonstrated that from 2015-2017, GNP paid $263,305 for use of the Arctic Camp and was charged $577,927.52 in additional lease payments by Bear.  Section 6.4 of the Operating Agreement requires leases from the members and their affiliates to be at fair market value, based on depreciated book value.  However, Molly Attala acknowledged in her testimony that lease rates charged by Bear to GNP for the Arctic Camp exceeded the Camp’s depreciated book value, which appears clear by comparing the purchase price to total lease charges through 2017.  Because the amount of lease payments GNP made to Bear exceeded the dollar amount paid to purchase the Arctic Camp from Global Services, GNP shall be deemed the beneficial owner of the Camp in connection with the dissolution/liquidation process. Further, LOC 1 shall be reduced by $531,164, which represents the lease payments GNP was charged beyond the purchase price for the Arctic Camp.

III.CLAIMANTS’ CLAIM REGARDING TREATMENT OF LOANS AND INTEREST ON LOANS FOR THE PROJECT

A.Loans

77.During the course of the project, it was necessary for NyacAU to acquire various loans in order for it to perform mining operations at Little Squaw, including the funding of LOC 1 as required under Section 6.1 of the Operating Agreement.  Ultimately, NyacAU obtained loans from (i) Alaska Growth Capital (issued in three installments); (ii) GVC Capital; (iii) Edward and Deborah Koke; (iv) AEG; and (v) two loans from Global Services (to finance purchase of the camp by Bear Leasing).  Of course, interest in differing amounts was charged and paid by NyacAU on each of these loans.

78.The evidence showed that proceeds from the GVC Capital loan ($5.25 million) were used by NyacAU to fund LOC 1 (Shaffer Rebuttal Report, p. 9 (GVC loan increased GNP liabilities booked in 2015 under LOC 1 from $14.8 million to $19.2 million)).  The Alaska Growth Fund loan proceeds were used by NyacAU to fund LOC 1 sometime after it was issued.

The evidence was not clear as to whether loans from Global Services, AEG or the Kokes were used to fund LOC 1 or simply booked as direct liabilities of GNP to the various lenders on GNP’s accounting records, but as set forth in more detail below, the Panel does not believe this to be significant as to how the loans should be dealt with under the Operating Agreement.  The evidence indicated that NyacAU’s borrowing costs, including interest, closing costs and fees, were also treated and accounted for by NyacAU as sums advanced by NyacAU to GNP in funding LOC 1, or otherwise recorded as liabilities of GNP.

79.Claimants have argued that the principal amounts of any loans cannot be regarded as Operating Expenses under the Operating Agreement. However, this position disregards the clear terms of the Operating Agreement itself.  Section 2.28 of the Agreement defines “Operating Expenses” as “all costs associated with extracting the gold from the Claims…,” including but not limited to an enumerated list of items which does not specifically refer to loans from third parties.  In the Panel’s view, this broad definition of Operating Expenses included loans obtained by NyacAU from third parties which were necessary to fund mining operations.  NyacAU had the unequivocal obligation to fund the mining operating, regardless of whether the loans were booked through LOC 1.  This interpretation finds further support in Section 10.1.1 of the Agreement, which defines Operating Expenses that must be deducted before any annual distribution is paid to the Members.  Section 10.1.1 provides that before distributions are paid, “the Company [GNP] will first pay all Operating Expenses as defined in Section 2.28 for Placer Mining operations at the Claims, within the current mining year,” and then goes on to provide separately for payment of LOC 1 obligations for the year.

80.The evidence was unchallenged that the loans taken out by NyacAU were necessary to fund mining operations, and that all such funds were in fact used to do so.  Dr. James and Mr. Trowbridge each testified that NyacAU’s initial plan, discussed with

Goldrich, was to invest $4.8 million in the Project, and if necessary take out a loan for an additional $1.9 million. Additional costs were to be paid from mining operations beginning in 2012, which were assumed to produce at least 1500 ounces per year--roughly the same amount that Goldrich had extracted from its 2010 mining operations at the site.  However, this plan was subsequently derailed by Goldrich’s failure to perform required reclamation for its 2009-2010 mining activities, which led to Goldrich being cited for violations of reclamation regulations by the USACOE and to orders that delayed NyacAU’s right to obtain mining permits until reclamation was completed. Goldrich contracted with NyacAU to do the great bulk of its reclamation work, which was completed by August 2012. NyacAU was issued a general permit at that time, but it was too late in the 2012 season to commence any mining.  Also, as a result of the violations found by USACOE, findings were issued which precluded NyacAU from performing any mining operations until it secured an individual permit, which because of new regulations requiring cultural and wetlands analyses of the site, did not occur until August 2013.  NyacAU was able to perform minimal mining operations using the Big Blue wash plant (which proved to be inadequate) before the end of the 2013 mining season, but essentially two years of mining operations had been lost.  Nonetheless, NyacAU was incurring significant costs during this period, for equipment, infrastructure work, and unreimbursed reclamation work performed for Goldrich.

81.The inevitable result of these developments was that NyacAU simply ran out of money, and had no choice but to seek funding from third parties.  Goldrich realized and accepted this, as demonstrated by the fact that it helped NyacAU secure its first loan--$5.25 million--from GVC.

82.The evidence also was undisputed that all loan amounts were used to fund mining operations at Little Squaw, and that such funds were reasonable and necessary for this purpose.

As Manager of GNP, NyacAU had “full and complete authority and power to take any and all actions reasonable and appropriate to manage and control the business, affairs, and properties of [GNP] and do any and all acts necessary and incident thereto.”  Goldrich never raised an objection that obtaining loans for mining operations was outside of NyacAU’s power, or a breach of its contract obligations--to the contrary, Goldrich accepted all benefits of the use of such funds on behalf of GNP for mining operations.

83.It would be inappropriate to narrow the broad definition of Operating Expenses expressly set forth in the Operating Agreement as excluding such loans under the above circumstances.  To do so would create an obvious windfall for GNP as well as Goldrich, since NyacAU would then be responsible for repaying the loans (and honoring the personal guarantees of the James’ that were a basis for them being extended) without any hope of reimbursement from GNP or any other source.  The broad definition of Operating Expenses, plus the parties’ mutual acknowledgment that loans were necessary to keep the project afloat, clearly contemplate that NyacAU would not be exposed to such a dire consequence.  Accordingly, the Panel holds that principal amounts of all loans taken out by NyacAU for mining operations are fully reimbursable by GNP as Operating Expenses, either under LOC 1 or otherwise.

B.Interest and Fees on Loans

84.Claimants have likewise asserted that any borrowing costs, including interest, closing costs and fees incurred by NyacAU on loans, cannot fairly be considered as Operating Expenses under the Operating Agreement. However, as with principal amounts of the loans taken out by Respondents, the interest and fees on those loans also fit rationally within the broad definition of “Operating Expenses.” Certainly the parties knew that NyacAU and/or Dr. James would incur fees and interest charges on loans taken out for the benefit of the Project, and no evidence was presented suggesting that NyacAU was not entitled to reimbursement of these amounts.  To hold otherwise would require the Panel to find that NyacAU, having been forced by Goldrich’s violations into the position of obtaining unanticipated loans to continue mining operations, nonetheless agreed to contribute interest and fees on loans as additional capital contributions to the GNP, or simply “gift” such amounts to GNP for no explained reason.  Yet to interpret interest and fees as additional capital contributions by NyacAU would run afoul of Section 3.3 of the Operating Agreement, which states that “[n]o Member shall be required to contribute any additional Capital to the Company.”  Thus, Claimants’ position is neither rational under the circumstances, nor consistent with the express provisions of the Operating Agreement.

85.This conclusion finds further support in Section 6.4 of the Operating Agreement, which gives NyacAU, as Manager of GNP, as well as Goldrich, the right to “lease, with option to purchase, to [GNP] such personal property and equipment as may be reasonably necessary or desirable for efficient operations at the Claims.” Consistent with this provision, NyacAU, through Bear Leasing, entered into the Leases discussed above to provide equipment and related property to GNP.  NyacAU’s right to lease can be reasonably foreseen to have encompassed situations in which equipment would first have to be purchased (which it was through Bear Leasing) through financing arrangements, with the interest and fee charges being passed onto GNP as the lessee. Goldrich knew that NyacAU needed to purchase such equipment for Leases 1-7, approved Leases 1-3, had full knowledge of Leases 4-7, and fully accepted the benefits of GNP’s use of all leased equipment for mining operations.  There was no evidence presented that, during this period, Goldrich ever complained about interest and fee charges from the equipment purchases--or for that matter the principal amounts of loans--being passed onto GNP as Operating Expenses.

86.Claimants’ expert, Dr. Katz, argued that Section 6.1.2 of the Operating Agreement provided a “cap” on the amount of interest that could be charged to GNP based on funds advanced by NyacAU through LOC 1.  However, in a majority of the Panel’s view, this is a misreading of the provision. Section 6.1.2 provided that the “LOC 1 shall earn interest at the AFR (short term) as of the date of the Term Sheet” (Emphasis added), and that Goldrich would be entitled to receive 50% of the interest earned.  As such, the provision has no relevance to the interest and fees charged to GNP from loans secured on the project’s behalf.

87.Accordingly, all interest and fees charged on loans obtained by NyacAU for mining operations are chargeable to GNP as Operating Expenses under the Operating Agreement.

IV.CLAIMANTS’ CLAIM REGARDING FEES AND EXPENSES OF MOLLY ATTALA

88.Claimants have requested reimbursement of fees and expenses paid to Molly Attala, the CFO of GNP, in the amount of $541,000.  Respondents claim that Ms. Attala’s fees and expenses were reasonable and authorized under the Operating Agreement.

89.It is a majority of the Panel’s view that the fees and expenses paid to Ms. Attala were appropriate. Section 7.5 of the Operating Agreement provides that GNP “shall pay reasonable management salaries for the individuals managing the Company,” and that the initial management salary approved by the Members shall be $450,000 and shall automatically increase yearly in accordance with the Consumer Price Index. However, Section 2.28 of the Operating Agreement, defines “Operating Expenses” as including not only “management salaries,” but also expenses paid for “contract services” and “accounting expenses.”  The evidence shows that Molly Attala was never a salaried employee of GNP, but rather an independent consultant, even when she occupied the position of CFO.  Her contract, dated January 13, 2013, was between “Attala Consulting Services” and NyacAU, and provided that Ms. Attala was to serve as an “independent consultant,” and would not be a salaried employee.  She was to be paid a set fee for her services, identified as a retainer of $11,083 per month (Ms. Attala testified that she was actually paid $11,600 per month.)  True to her consulting contract, Ms. Attala never received a payroll paycheck or any of the fringe benefits given to GNP employees.  As such, Ms. Attala’s contract to consult for NyacAU was clearly for “contract services,” a term which is not defined in the Operating Agreement but can fairly be read as any services performed as a third-party independent contractor.  Moreover, a significant amount of Ms. Attala’s services were “accounting services,” which also is expressly designated as an Operations Expense under Section 2.28.

90.As she testified, Ms. Attala’s duties included cash management, fundraising, forecasting, maintaining permanent documentation, transforming the GNP paperwork system into an electronic system, preparing monthly and annual reports, budget forecasts (which were required under the Operating Agreement), and serving as CFO for GNP.  This work fits easily within the broad definition of Operating Expenses as including “all costs associated with extracting the gold from the Claims,” including but not limited to the specifically mentioned expenses listed under Section 2.28.

91.Although Claimants asserted that Ms. Attala’s contract was never approved by Goldrich, since Ms. Attala’s contract did not make her a salaried management employee, there was no requirement under the Operating Agreement for any such approval.  Consistent with this, Ms. Attala’s consulting contract had no space for written approval by Goldrich.  In any event, Ms. Attala testified that she sent her contract to Goldrich (Mr. Schara) shortly after it was signed, and he approved it orally or by email before Ms. Attala took over as CFO in 2014. On his part, Mr. Schara claimed that he approved reasonable accounting expenses to be paid to Ms. Attala, of between $20,000-40,000 (apparently annually), but felt $11,600 a month was too much.  However, the March 28, 2014 minutes of the Goldrich Board of Directors meeting (which Ms. Attala attended as CFO) reflect that Mr. Schara was well aware Ms. Attala was a consultant, not an employee, and was performing some management tasks in that capacity. The minutes contain a proposal put forward by Goldrich to amend the Operating Agreement (not accepted by NyacAU), which, among other things, called for any managerial work performed by Ms. Attala to be a part of “management salaries” under the Operating Agreement--a clear recognition by Goldrich that Ms. Attala’s managerial work to that point was as an independent contractor, not subject to the overall $450,000 cap pertaining to Messrs. James and Trowbridge. The amendment was not accepted by NyacAU, and thereafter, Ms. Attala continued to send monthly invoices to Goldrich detailing work performed and hours spent, as Goldrich had requested, without receiving any objections from Goldrich as to the nature or extent of work performed, the amount of the invoice (always $11,600), or the quality of the work.3

92.The evidence also showed that the consultant fees charged by Ms. Attala for her varied services as CFO of GNP were reasonable.  It was undisputed that Ms. Attala charged a flat fee of $11,600 per month, plus expenses, and never received any bonuses or increases in pay, despite significant increases in annual hours worked for GNP.  In 2013 and 2014, Ms. Attala split her time between GNP and other businesses (NyacAU and Bear Leasing), but devoted 100% of her time to GNP from 2015 onward.  She testified that, beginning in 2015, she was working 10-12 hours per day and approximately 50 hours a week solely on GNP matters, and in 2015 alone devoted approximately 2500 hours to GNP work. But monthly invoices remained at $11,600. Mr. Shaffer, in his rebuttal expert report (page 11) did an analysis showing that Ms. Attala’s annual consulting fee was below the average salaries of CFOs of public and private companies, even more so because of the fact that she received no bonuses or employee fringe benefits.

3   Ms. Attala’s resume shows that she had the experience and was fully qualified to perform the work required of a CFO.

93.The above evidence shows that Ms. Attala’s “contract services” were fully authorized under the Operating Agreement, that she was qualified to perform and did perform a range of services of benefit to both GNP and Goldrich as a Member of GNP, that such services were more than reasonably priced, and that Goldrich fully accepted the benefits of Ms. Attala’s work.  Accordingly, Claimants’ request for partial reimbursement of Ms. Attala’s fees is denied.

V.CLAIMANTS’ CLAIM REGARDING INTEREST PAYMENTS TO LACOMBE BOOKKEEPING

94.As mentioned above, “Operating Expenses,” as defined in Section 2.28, include, without limitation “accounting expenses,” which in turn include bookkeeping.  The evidence was undisputed that Lacombe Bookkeeping performed bookkeeping services for GNP, and was entitled to the payment of fees and expenses for said services, which was done through LOC 1.  In the beginning of November 2014, there were monies due Lacombe that were shown on GNP’s books as accounts payable.  However, during that period, the payables were reclassified as two loans, evidenced by promissory notes payable by GNP, with interest at 12% per annum.  The notes accumulated interest totaling $34,560 for the period from 2015 to 2017 (Katz expert report, page 30).  The principal and interest on the loans have now been repaid.

95.Ms. Attala and Dr. James both testified that the reason for the reclassification of Lacombe’s fees to notes payable in 2014 was because of unanticipated financial demands of the project.  As a result of permitting delays caused by Goldrich’s failure to timely reclamate the site of its 2009-10 mining operations, NyacAU having to reclamate the site on Goldrich’s behalf without getting paid for it, and the very limited mining operations NyacAU was allowed to conduct in 2012 and 2013, NyacAU had effectively run out of money, and was required to obtain loans in order to continue operations. It therefore was not unreasonable for NyacAU, as Manager, to make a deal with Lacombe Bookkeeping which allowed amounts due to be paid off as loans, with interest, when the mine was finally operational and making a profit.  No evidence was presented that the 12% rate on the promissory note was unreasonable or that NyacAU obtained any benefits from the interest charged.

96.As explained in Section III, it is the Panel’s view that interest on loans obtained by NyacAU for the benefit of GNP is reimbursable as an Operating Expense under Section 2.28 of the Operating Agreement.  Accordingly, Claimants’ request for reimbursement of interest charges paid to Lacombe Bookkeeping is denied.

VI.CLAIMANTS’ MISREPRESENTATION CLAIMS

97.In its initial pleading, Claimants included claims for fraud/deceit in the inducement and negligent misrepresentation, all based on alleged concealments of facts by Respondents that purportedly induced Claimants to enter into the Operating Agreement and proceed with the Little Squaw project.  However, the damages and orders requested by Claimants in the action ultimately did not and do not include damages for fraud or negligent misrepresentation; therefore, the Panel concludes that these claims have been abandoned.4

98.In any event, it deserves mention that Claimants did introduce substantial evidence and argument at the hearing of alleged misrepresentations made by Dr. James that purportedly induced Goldrich to enter into the Joint Venture, to its damage.  These included alleged misrepresentations of James’ financial condition, alleged concealment of James’ lack of mining experience, and lack of due diligence performed by NyacAU before entering into the deal.  Almost no evidence was produced in support of the first misrepresentation claim, other than an unsubstantiated suggestion that the placer gold in safe deposit boxes which Dr. James showed to Mr. Schara and stated had value of over $7,000,000, may in fact not have been worth

4   Claimants do maintain a request for punitive damages, but this is a general claim not accompanied by a request for compensatory damages for alleged misrepresentations, and the evidence was insufficient to meet the high standard of misconduct required for a punitive damages award.

that much.  With respect to the other misrepresentation claims, Claimants spent some time in arguing that James had concealed from Goldrich a lack of mining experience and also a lack of due diligence allegedly required of NyacAU, including, notably, the failure to inform Goldrich that a prefeasibility and feasibility report was needed for the project.  Claimants also emphasized that it was inappropriate for James to simply rely on the Martin Report and the drill core information in it as the sum total of his “due diligence.”

99.However, these arguments disregarded the facts that (i) James had operated a substantial and profitable placer mine at Bethel for the past 15-20 years, which Goldrich in fact toured with James as part of its due diligence before entering into the contracts and (ii)  Goldrich’s representations and warranties in the Term Sheet, which were expressly incorporated into the Operating Agreement (Section 4.8) included a representation in which Goldrich acknowledged “that NyacAU and the NyacAU Parties were relying on the information contained in the [2009 Martin Report], attached as Exhibit 10, as the basis to enter into this Term Sheet and form and invest in the LLC.” (Term Sheet, ¶ 31).  Paragraph 31 goes on to state the following representation and warranty by Goldrich:

“to the best of [its] knowledge, the information contained in the preliminary assessment [2009 Martin Report] is accurate and complete as of the date of the execution of this Term Sheet, has not been amended, and was prepared in full compliance with NI43-1 Sections 2.3(2) and 2.3(3), except that no report was filed with a Canadian authority since the date of the preliminary assessment, February 9, 2009, and neither Goldrich or GNP has received any information contrary to the information contained therein.”

100.In the Panels’ view, paragraph 31 of the Term Sheet defines the parameters of any due diligence which Goldrich could reasonably have expected Dr. James to perform--i.e., review of and reliance on the 2009 Martin Report, and, as explained below, other accessible reports referenced in the Martin Report. Dr. James confirmed such reliance in his testimony.  Additionally, the Martin Report itself states that it is not a prefeasibility or feasibility report, but merely a preliminary assessment, and neither the Term Sheet nor the Operating Agreement anywhere requires that such studies be performed by NyacAU either before or after execution of the Operating Agreement.

101.The evidence also was undisputed that Goldrich was extremely anxious for mining operations to take place in 2012.5  But this would have been impossible had NyacAU been obligated to perform prefeasibility and feasibility studies, which Claimants themselves acknowledged would have taken approximately two years to complete.

102.Finally, during testimony on the “due diligence” fraud issue, the Panel raised a concern about not understanding the basis of Claimants’ claim that NyacAU had a legal duty to perform due diligence before signing the agreement and invited the Claimants to provide authority for the proposition.  However, no such authority was received by the Panel.

103.Accordingly, it is the Panel’s view that the above facts were insufficient to establish actionable claims for fraudulent or negligent misrepresentations against Respondents, even if they had not been withdrawn.

VII.CLAIMANTS’ CLAIM OF OVERCHARGES FOR 2012 RECLAMATION

104.Claimants claim that Goldrich was overcharged by NyacAU/GNP for reclamation work performed by NyacAU, on Goldrich’s behalf in 2012, to cure the permitting violations issued by the USACOE based on Goldrich’s failure to reclamate the site after its 2009-2010 mining operations. The Parties agreed under the Operating Agreement that Goldrich would be solely responsible for such work.  At Goldrich’s request and on its behalf, NyacAU performed all reclamation work, except for the removal of the tailings road to cure the wetlands violation (which it was agreed Goldrich would perform), and by August of 2012, reclamation was complete. Goldrich received its first invoice from NyacAU for the reclamation work in 2014.

5   Both Schara and James testified that Goldrich was very anxious to begin mining operations in 2012. .

However, Mr. Schara, on behalf of Goldrich, took the position that Goldrich had been overcharged for the reclamation work, and refused to pay the reclamation invoice until the overcharges were deleted. (Schara, pp. 787, 795 and 800; Exhibit 360B). No reclamation charges had been paid at the time of the hearing, four years later.

105.Goldrich also claimed that it was owed rental payments for NyacAU’s use of Goldrich equipment during the 2012 reclamation process in the amounts of (i) $184,000 in equipment that Goldrich claimed was agreed to be leased to NyacAU, and (ii) $147,462 for other equipment that Goldrich contended was earmarked for use in the reclamation work.  (Total $331,462)

106.The essential basis of Goldrich’s claim was that reclamation work had been performed by a single individual, Randy Cox, and that it was in any event impossible for more than one person or one piece of machinery to perform reclamation in the mine pit at one time. The evidence, however, compels a different result. Mr. Trowbridge explained that all employees who worked on reclamation filled out daily time-cards, where they listed number of hours worked and the type of work they had done. Reclamation workers were paid between $20-$30/an hour and $18 per hour (CT, p. 1305), and the average number of workers per day on remediation was about six (6) people, each working twelve (12) hours a day.  (Trowbridge, p. 1307).

107.Ms. Attala was responsible for itemizing the cost of the reclamation effort and did so by reviewing the time cards with Mr. Trowbridge and recording hours spent on reclamation by various personnel.  A list of hours spent and personnel involved is detailed in Exhibit AM (Trowbridge, p. 1216).

108.Randy Cox testified by deposition, and the parties agreed that his transcript could be admitted as evidence at the arbitration hearing.  Mr. Cox testified that a large part of the remediation work was performed by him working alone. However, he also had a vague recollection of the names of three or four other people who performed reclamation work in 2012. Mr. Cox was a credible witness, but had to rely solely on his memory of events which had occurred almost six years before.  Ms. Attala and Mr. Trowbridge, on the other hand, assembled their information on reclamation activity from daily time sheets which stated the hours worked on reclamation each day by all personnel at the site (including Mr. Cox).  In the Panel’s view, the daily time records--which are obviously business records--provide more accurate evidence of hours spent on the 2012 reclamation activity than Mr. Cox’s recollection; moreover, Mr. Cox’s recollection of others who performed reclamation work in 2012 was somewhat consistent with Molly Attala’s testimony based on the time sheets.  Accordingly, Goldrich is responsible to pay the full amount charged by NyacAU for 2012 reclamation work, based upon hours worked, with no reduction.

109.With respect to Goldrich’s claim of compensation for NyacAU’s use of equipment during the 2012 reclamation process, there was no dispute at the hearing that NyacAU in fact used some of Goldrich’s equipment.  However, Goldrich’s obligation to reclamate the site naturally would have extended to the cost of equipment (which included primarily earth moving equipment).  Had NyacAU not been allowed to use Goldrich’s equipment, it would either have had to rent such equipment from Goldrich or a third party and undoubtedly would have charged any rental payments back to Goldrich. NyacAU being able to use Goldrich’s equipment for reclamation without charge simply avoided these unnecessary transactions and expenses. Accordingly, Goldrich is not entitled to any recovery for NyacAU’s use of Goldrich equipment in 2012 to perform Goldrich’s reclamation work.

110.Since the amount owed by Goldrich for NyacAU’s reclamation work in 2012 was certain, NyacAU is also entitled to 5% pre-judgement interest on the award from the date the first invoice for payment was sent to Goldrich.

VIII.CLAIMANTS’ CLAIM REGARDING RESPONDENTS’ REFUSAL TO LEASE EQUIPMENT TO GOLDRICH FOR 2015 RECLAMATION OF WETLANDS

111.The agreement made by the Parties in 2012 concerning the permitting violations cited to Goldrich by the USACOE provided that Goldrich would have full responsibility for the reclamation of the wetlands violation, which required removal of the tailings road which Goldrich had installed on the side of a hill adjacent to the mine site.  Goldrich undertook this work in 2015, ultimately using services and equipment from Paul Manuel, a third party contractor.

112.In March of 2015, Mr. Schara emailed Dr. James, stating that Goldrich was going to have to expend $500,000 to rent equipment from a third-party for the reclamation effort, but that NyacAU could rent all of the equipment that was currently onsite to Goldrich for around $125,000.  Mr. Schara proposed a lease of the equipment from NyacAU for that price.  (Schara, p. 1403, Exhibit 362).  Exhibit 362 showed that the amount of savings which could have been achieved if Schara’s proposal had been accepted by NyacAU was in the range of $335,000.

113.In response to Mr. Schara’s email, Ms. Attala wrote to Dr. James in 2015, explaining that none of the equipment requested by Goldrich for wetlands reclamation could be leased by NyacAU, because NyacAU was in the middle of the 2015 mining season and all of its equipment was needed for ongoing mining operations. (The wash plant was up and running at this time). Ms. Attala also pointed out in an earlier email to Ted Sharp, the CFO of Goldrich, that Ms. Attala had estimated the cost of the wetlands reclamation to be $770,000, in a joint board meeting with Goldrich and NyacAU representatives.  This was comparable to

Mr. Manual’s estimate (which included the cost of equipment rental), yet none of Goldrich’s directors at the meeting raised a question about Ms. Attala’s estimate.

114.The Operating Agreement provides that from time to time Goldrich will make available to GNP, for rental or lease, selected personal property and equipment (Operating Agreement, 5.5).  However, the Operating Agreement contains no provision which obligates NyacAU to lease any equipment to Goldrich for any purpose.  Thus, NyacAU had no legal obligation to respond to Mr. Schara’s proposal; nor did NyacAU have a general fiduciary obligation to do so, particularly since the evidence showed that the mining equipment of interest to Goldrich was already being used in ongoing mining operations in 2015.

115.Accordingly, neither NyacAU nor GNP shall be charged for payment of any of the amounts expended by Goldrich in performing the wetlands reclamation work.

IX.CLAIMANTS’ CLAIM RE REPAYMENT OF LEGAL FEES TO GNP

116.Claimants have also asserted that a payment of $103,000 to GNP’s lawyers,  Bankston Gronning O’Hara, was improperly charged to and paid by GNP and should now be repaid to or credited to GNP by reducing LOC 1 in this amount.

117.However, in the Panel’s view, this request runs contrary to the Operating Agreement.  In Section 2.28, the Operating Agreement describes “Operating Expenses” as broadly including “all costs associated with extracting the gold from the Claims, including but not limited to … legal fees …” The evidence showed that these legal charges to GNP were, as Section 2.28 requires, “associated with extracting the gold from the Claims,”  Recoverable fees would not include fees incurred in connection with the arbitration dispute between the parties, but the evidence presented showed that these fees were not for such legal work. Accordingly, Claimants’ request is denied.

X.CLAIMANTS’ CLAIM FOR PAYMENT OF INTEREST EARNED BY LOC 1

118.Claimants have requested an award of $58,000 based upon their right to a 50% share of interest income earned by the amounts in LOC 1.  The claim has been made under Section 6.1.2, which provides that LOC 1 “shall earn interest at the AFR (short term) as of the date of the Term Sheet” and further provides that NyacAU shall pay Goldrich 50% of any such interest.

119.There was very little evidence introduced on this issue at the hearing.  As a result, in the Interim Award the Panel requested the parties to make submissions supporting the amount of interest earned by LOC I which the parties would share. Respondents subsequently made a submission which showed that, as of the submission date, LOC 1 had earned interest totaling $253,332, 50% of which equals $126,666. This calculation was not contested by Claimants.

120.Section 6.1.2 makes clear that it is an obligation of NyacAU, not GNP, to pay to Goldrich 50% of any interest earned on LOC 1 actually received by NyacAU. Thus, any such amounts are not assets of GNP or subject to the GNP liquidation process.  Accordingly, NyacAU shall pay to Goldrich the amount necessary to ensure that Goldrich has received 50% of all interest earned on LOC 1 which NyacAU has actually received, plus, if applicable, pre-award interest at the rate of 5% from the date(s) that NyacAU received the earned interest.

XI.CLAIMANTS’ CLAIMS REGARDING ALLOCATION OF TAX LOSSES

121.Section 9.1 of the Operating Agreement provides that “[i]ncome from a gain, loss, deduction, and any other tax item of [GNP’s] activities shall be allocated to the Members in proportion to their respective Ownership Interest at the end of each fiscal year of [GNP] except as otherwise required by applicable provisions of tax law.”  “Income” from a tax “loss” or “deduction” can rationally be interpreted as requiring the Members to share all tax losses 50/50, in accordance with their respective interests in GNP, unless the tax law requires otherwise.

122.At the hearing, Respondents took the position that NyacAU was entitled to take virtually all of the tax losses incurred for the Little Squaw Mining operation, since Goldrich was not at any economic risk in connection with the operations.  Goldrich countered with a legal opinion letter from the firm of Dorsey & Whitney, which in essence stated that Goldrich was at economic risk in the sense that 50% of the gold located within the parameters of NyacAU’s individual permit belonged to Goldrich, whether or not it had been produced.  The evidence presented and arguments made to refute the Dorsey & Whitney letter were not convincing to the Panel.  Accordingly, in connection with the dissolution process, the Parties will take steps to ensure tax losses have been shared equally, as the Operating Agreement requires, but only during the periods where actual mining operations were being performed, since those rationally are the only periods in which both parties bore a material economic risk, in terms of the impact of mining operations on processed and unprocessed gold. Based on the evidence, mining operations were performed in August-September 2013, and 2015-2018.

CLAIMS AND RELIEF REQUESTED BY RESPONDENTS

XII.RESPONDENTS’ MISREPRESENTATION CLAIMS AGAINST GOLDRICH

123.Respondents have made claims for fraud, as well as “negligent or innocent misrepresentation,” for which they seek both compensatory and punitive damages. Such claims include the following: (1) that Claimants intentionally or negligently concealed that the deposit at Little Squaw mine was in the nature of an “aggregational” or “aggredational” deposit (both terms were used, apparently as synonyms, in the testimony and exhibits submitted), as opposed to a more typical “alluvial” deposit; (2) that Claimants intentionally or negligently concealed an updated draft report prepared by Paul Martin in 2010, which showed a dilution of the estimated pay grade of material at Line 11 of the mine of 16.91%, and a reduction in grade quality from 87% to 84%; and (3) that Respondents intentionally or negligently concealed the fact that there were pending permit violations by Goldrich concerning the site which would have to be dealt with before Claimants could proceed with their mining operations.  Each of these claims is discussed in more detail below.

A.Legal Standard for Proving Fraudulent or Negligent Misrepresentations

124.The elements of a misrepresentation claim are well established across U.S. jurisdictions, and the parties’ briefing did not suggest that the Alaska standard is any different.  A party asserting such claims must show that (1) the representation or concealment was intentional or negligent; (2) the misrepresentation or concealment was material; (3) the party who is the target of the misrepresentation or concealment reasonably relied on it to that party’s detriment; and (4) damages were incurred as a proximate result of the misrepresentations.  Any such damages cannot be speculative, but must be proven to a reasonable standard of certainty. In the Interim Award, the Panel held that the standard of proof for misrepresentation claims was “clear and convincing evidence,” based on a dialogue between counsel during the hearing.  However, a submission made by Respondents after the Interim Award verified that, under Alaska law, the correct standard of proof is a “preponderance of the evidence,” which applies to civil actions generally. Accordingly, the Panel has applied this standard in rendering its Final Award on Respondents’ misrepresentation claims, but has also determined that application of a “preponderance of the evidence” standard does not change its decision as stated in the Interim Award.

B.Analysis of Respondents’ Misrepresentation Claims

1. Alleged fraudulent nondisclosure of “aggredational” nature of deposit.

125.Respondents presented evidence at the hearing that on May 5, 2008, well prior to the close of the transaction in 2012, James Barker, an engineer, provided a report to Claimants entitled “Evaluation of the Chandalar, Alaska Mining Property” (Joint Exhibit 1), which, according to Respondents, identified the gold deposit at Little Squaw as an “aggredational” deposit--i.e., essentially an uneven pattern of gold deposits in soil, caused by a combination of glacial deposits, soil erosion and varying geological patterns. Dr. James and Mr. Trowbridge testified that going into the deal, they had assumed that the placer gold deposits at Little Squaw were typical alluvial deposits, i.e., a roughly even pattern of gold bearing soil deposits--based on Martin’s 2009 Preliminary Assessment (“Martin Report”).  James and Trowbridge added that they had not learned the deposit was “aggredational” until approximately 2016, when NyacAU was engaged in mining operations in the southern end of the mine site (Line 1.2). Dr. James also testified that, had he known that the true nature of the deposit was aggredational rather than alluvial in nature before entering into the deal with Goldrich, he probably would not have done so.

126.However, a review of the detailed findings of Mr. Barker in his Report, as well as the Martin Report, place this claim in a somewhat different light.  First, in addressing the type of placer deposits located at Little Squaw (Barker Report, p. 23), the 2008 Barker Report stated that the deposits consisted of “pre-glacial deposits” from erosion of the highlands, along with “glaciation” deposits (i.e., deposits caused by glacial movement), but that the glacial deposits were not of sufficient severity to destroy the pre-glacial deposits.  The Report also stated that a common pattern of pre-glacier alluvial deposits was an “alluvial fan,” which spread the deposit out in a fan-like manner from a particular source.  Such deposits, the Report concluded, although not caused by glacial movement, nonetheless can consist of thick, truncated deposits at various locations within the “fan.”

127.The Barker Report then proceeded to describe the placer mineralization of Little Squaw Creek in more detail (Barker Report, p. 38).  It once again stated that the placer deposits consisted of pre-glacial fluvial, interglacial-glacial fluvial, and post-glacial fluvial deposits, but then explained that an alluvial fan of fluvial (pre-glacial) gravel extended downstream from the canyon at Little Squaw about 2,000 feet, with pay gravel ranging from 15-137 feet thick at a width of 1,262 feet.  This “alluvial fan” was pictured in Table 15 of the Barker Report.  Table 15 indicated that the bulk of the deposit at Little Squaw was in fact a pre-glacial fluvial deposit, which--importantly--appeared to extend to the area (Line 1.2) where Respondents established their permanent mining operations.

128.The section of the Report entitled “Placer Drilling Program” (page 50) pointed out that the drill holes and cores taken (approximately 101 cores drilled and 78 taken) focused in the northernmost and southernmost sections of the anticipated mining footprint, with a significant number of cores taken from within the area of the alluvial fan, and close to Line 1.2.  The results showed pay gravel thickness ranging from 15-125 feet in the area, with an average pay grade of between 0.128 and 0.424 in the area encompassing the main areas later mined by Respondents (Barker Report, pp. 53-56).  From this drilling information, the Barker Report concluded that approximately 173,006 total ounces of fine gold could be recovered from the area of the alluvial fan and another 70,614 ounces from the canyon area of the mining footprint; thus, the that the bulk of the recoverable gold at Little Squaw was to be found in the pre-glacial fluvial deposits.

129.Reference to “aggredational” deposits did not find its way into the 2008 Barker Report until the very end, where Mr. Barker set forth his recommendations.  In a section entitled “Placer Deposit Models” Mr. Barker summarized the pattern of deposits at Little Squaw, consistent with Table 15, and then referenced a proposal made by a geologist named Yuri Goldfarb, who suggested a reclassification of placer deposits in northern latitudes based on a number of factors, proposing that such deposits be referred to as “aggredational.” However, the Barker Report does not state whether Mr. Barker adopted this suggestion, and no comparison was made in the Report as to whether the deposit at Little Squaw contained all the factors which

Mr. Goldfarb believed would be present with an “aggredational deposit.”  In any event, the Barker Report makes quite clear that a substantial portion of the deposit at Little Squaw, including the deposit in the area mined by Respondents, consisted of pre-glacial fluvial deposits, which, standing alone, did not appear to contain all the characteristics identified by Mr. Goldfarb for an “aggredational” deposit. Thus, in the Panel’s view, a genuine question of fact exists as to whether the Little Squaw deposit, particularly the area of the deposit mined by Respondents in 2015 and thereafter, can be classified as “aggredational,” as defined by Mr. Goldfarb.

130.It is also significant that Mr. Barker’s past reports were expressly referenced in the Martin Report.  Both the Term Sheet and the Operating Agreement (which formed the Joint Venture) made specific reference only to the Martin Report (Operating Agreement, § 2.31; Term Sheet ¶ 31)  However, past reports by Mr. Barker are specifically referenced in the Martin Report as being available on Goldrich’s website: “Mr. Barker, along with others, authored an original technical report on Little Squaw in 2004, and since then has prepared annual reports that are available on Goldrich’s web site, www.GoldrichMining.com.”  The Martin Report also made clear that it relied on the same cores that were taken by and relied upon in the Barker Report, and also referenced the location of alluvial deposits consistent with the “alluvial fan” in Table 15 of the Barker Report, as well as the locations of all drill cores at the mine site.  Consistent with this, the Martin Report stated that Mr. Barker was a contributing author to the Report.

131.In sum, the Martin Report not only put Respondents on notice of and gave them ready access to Mr. Barker’s prior reports, but relied on the same drilling information on which Mr. Barker made his characterization of the nature of the deposits at Little Squaw, including information showing the differences in the ranges of pay grade thickness and overburden thickness in the “alluvial fan,” and used a table from the Barker Report to show where different types of deposits were located.  In the Panel’s view, these facts (i) were sufficient to put the

Respondents on notice of the Barker Report (whether in 2008 draft form or the final version, issued in 2009 shortly after the Martin Report) before Respondents entered into the joint venture with Goldrich and (ii) showed that the bulk of the deposits at Little Squaw--i.e., those within the “alluvial fan” area—were indeed alluvial, as opposed to “aggredational” deposits.

132.In a Motion for Reconsideration filed after issuance of the Interim Award, Respondents argued that the Barker Report, in its final form, was not issued until a few months after the Martin Report. . But at the hearing, the Respondents’ focused on the 2008 draft version of the Barker Report to prove their case.  This is the version on which the Panel has relied in making its decision, but it deserves mention that the final, 2009 Barker Report contained essentially the same information.  Respondents also argued that the earlier Barker reports referenced in the Martin Report did not analyze the nature of the deposit, and that, in any event, Respondents had no obligation to investigate and/or rely on any report beyond the Martin Report in deciding whether to enter into the deal. However, as stated above, it is the Panel’s view that had the Barker Report been revealed, it would have been consistent with the Martin Report in describing the alluvial deposits at the site, and not have caused Dr. James sufficient concern to back out of the deal. The Panel also laid out its reasoning in this regard in an Order on the Motion for Reconsideration, which is incorporated by reference into this Partial Final Award.

133.Based on the above, Respondents have not proved their misrepresentation claim regarding the “aggredational” deposit issue by a preponderance of the evidence, and are not entitled to relief on that claim.

2.Alleged concealment of dilution of pay grade at Line 11.

132.In November of 2010, Mr. Martin prepared a draft update to his 2009 Report (“Updated Martin Report”), which incorporated the results of Goldrich’s 2009-2010 placer mining operations in the area of Line 11 of the mine site, located in the canyon area. Although

Respondents later undertook placer mining for approximately 25 days (August 2013 until the season ended in September) at Line 5, also in or close to the canyon area, using the Big Blue wash plant, permanent mining operations were established by the Respondents at the opposite end of the site, in the area of Line 1.2.

133.Based on its incorporation of the Goldrich data, Mr. Martin made a material change to the initial Martin Report-- the pay grade at Line 11 was reduced from .0689 to .0572, a reduction of 16.87% (“Updated Martin Report, Goldrich 004208-004209), and the pay grade reduced from 87% to 84%.  The Updated Martin Report emphasized the importance of this information by adding it to the list of “Concerns” from the Martin Report, as follows: “2009-2010 grade reconciliation to model predicts lower actual mining grade – possible dilution.”

134.Respondents contended that Claimants never provided them with the Updated Martin Report or the dilution information in it, and there was no convincing evidence which suggested otherwise.  In fact, Claimants’ primary argument was that they had no duty to provide the Updated Martin Report, since it was a draft document, not officially signed or stamped by an engineer.  However, although the Report clearly is a draft, no evidence was presented which suggested that the results of Goldrich’s placer mining operations set forth in the draft were incomplete or inaccurate.  Thus, regardless of whether the Updated Martin Report was signed and stamped, the accuracy of the calculation of dilution at Line 11 was unchallenged.

135.Respondents also asserted that they had the right to rely entirely on the Martin Report as an inducement to form the joint venture (GNP).  In this regard, the representations and warranties in the Term Sheet, which are incorporated by reference into the Operating Agreement (Operating Agreement, §§ 4.8, 2.33), include the following:

“Notwithstanding any disclosure or due diligence occurring after the date this Term Sheet is executed, Goldrich and GMC understand and acknowledge that NyacAU and the NyacAU Parties are relying on the information contained in the Goldrich Mining Company Preliminary Assessment, Data Analysis and Mining Methods Summary, Little

Squaw Creek Alluvial Gold Deposit, Chandalar, Alaska, dated February 9, 2009 [Martin Report] attached as Exhibit 10 as the basis to enter into this Term Sheet and form and invest in the LLC [GNP]. Except for tax information and assumptions made in the [Martin Report], adjustments for gold mined in 2009 and 2010, normal cost increases since completion of the [Martin Report] and the average grade of gold being 84% instead of 87% as assumed in the [Martin Report], Goldrich and GMC represent to NyacAU and the NyacAU Parties that, to the best of either’s knowledge, the information contained in the [Martin Report] is accurate and complete as of the date of the execution of this Term Sheet, has not been amended and has been prepared in “compliance with [applicable regulations] except [that]no report was filed with a Canadian Authority.  Since the date of the [Martin Report], February 9, 2009, neither Goldrich nor GMC has learned any information contrary to the information contained therein.”[Emphasis added

136.Based on this evidence, it was reasonable for Respondents to assume that no contrary information had been learned by the Claimants since the date of the Martin Report--certainly no information that was later identified as an express “concern” of Mr. Martin.  It is true that the Term Sheet representation changed the 87% grade of gold in the Martin Report to 84% (the change of grade in the Updated Martin Report as a result of the dilution), and expressly excluded “adjustments for gold mined in 2009 and 2010” (which could be interpreted as a cryptic reference to the Updated Martin Report), but at the hearing Claimants did not contest that the Updated Report had never been provided to or explained to Respondents. Moreover, the above representation from the Term Sheet ends with an unconditional statement that since the Martin Report, neither Goldrich nor GMC had learned any information contrary to it. There was no reason for Claimants to withhold the Updated Martin Report from Respondents, and the unexplained references to information that was contained in the Updated Martin Report does not, in the Panel’s view, excuse them from doing so—disclosure of the Updated Martin Report certainly would have clarified the cryptic language of Paragraph 31 of the Term Sheet. Accordingly, the Panel holds that Claimants are liable for negligent concealment of the Updated Martin Report from Respondents.

137.Claimants’ expressed justification for not producing a “draft” report, coupled with the exclusion of “adjustments” for “gold mined” in 2009-010 in the Term Sheet representations and warranties cited above, raise an issue of whether the failure to produce the Updated Martin Report was an intentional or reckless act by the Claimants, as required to sustain a fraud claim, or a negligent act..  In the Panel’s view, the standard of a preponderance of the evidence has not been met regarding the fraud claim, but has been satisfied with respect to the negligent misrepresentation claim.  The evidence also was sufficient to prove breach of contract by Goldrich with regard to Paragraph 31 of the Term Sheet, and, in turn, Section 4.8 of the Operating Agreement.

138.The analysis of whether damages were proximately caused by the facts alleged in these “dilution-based” claims presents more difficult issues. Respondents’ expert, Ronald Greisen, estimated damages at $1,596,000 for Line 11 dilution, and a much larger number--$4,817,280--based on an assumption of 16% dilution throughout the mine site. (Greisen Report, Exh. 27).  However, Mr. Greisen’s opinions are based entirely upon calculations of the difference between the expenses incurred by Respondents in the mining operations which allegedly were of long term benefit to GNP and those which were not, adjusted to create damage numbers assuming 16.87% dilution at all Lines and only as to Line 11.  However, these analyses do not adequately explain the causal link between his methodology and the Line 11 dilution.  More specifically, the Greisen Report did not take into account the following factors:

(i)Respondents’ expert Randy Clarkson opined that there could have been as much as 14% dilution of the gold mined by Goldrich, as compared to the gold content predicted in the Martin Report, as a result of inefficiencies caused by Goldrich processing pay material through the small trommel--as opposed to a sluice system--in 2009-010. But Respondents never used, or intended to use the Goldrich trommel for their mining operations, but instead designed and constructed a wash plant to process the pay material. According to Clarkson, use of a wash plant (similar to a sluice system) at Line 11 would have resulted in higher gold production.

Thus, Clarkson’s opinion has relevance in evaluating damages caused by Claimants’ negligent misrepresentation;

(ii)Mr. Greisen’s estimate does not appear to account for the fact that Respondents’ permanent mining operations were conducted at the opposite end of the site from Line 11, at: Line 1.2, the northernmost area of the mine site, using a custom-made wash plant that was of a much higher quality and much more efficient than Big Blue.  Respondents’ plan was to mine the “alluvial fan” area (originally identified in the Barker Report, referenced in the Martin Report and even mentioned by Mr. Clarkson), gradually working their way through the alluvial fan to the canyon area where Line 11 is located. No evidence was presented as to how long it would take Respondents to reach Line 11 under its mine plan, in the context of the projected 13-year life-of-mine in the Martin Report.  Thus, the Panel is unable to determine with reasonably certainty when, if ever, NyacAU intended to mine in the area of Line 11;

(iii) There is some question as to whether Respondents would have chosen to mine Line 11 at all, given the fact that it is the only line referenced in the Martin Report which has only “inferred” resources (the lowest and most uncertain level of estimation of pay material above the cut-off grade).  Each of the other Lines referenced in the Report contained substantial quantities of “measured” and “indicated” estimates (“measured” being the highest level of estimation probability, and” indicated” falling next in line).  Molly Attala testified that 800,000 BCY of pay material would be processed at Line 11 in 2018, but no evidence was submitted that this was done;

(v)Table 15 of the Barker Report indicated that the deposits at Line 11 might be a combination of pre-glacial fluvial, glacial, and post/glacial soils, and thus closer to “aggredational” deposit as defined by Mr. Goldfarb. The uneven nature of these deposits could conceivably have been a contributing cause of the dilution at Line 11; and

(vi)Respondents produced no evidence of dilution at or around the area they were mining (Line 1.2), although many of the drill cores referenced in the Martin Report, and examined and relied on by James in entering into the joint venture, were taken from that general area.

139.Given these factors, and without impacting its holding that Goldrich is liable for negligent concealment of the dilution reported in the Updated Martin Report, it is the Panel’s view that damages, if any, proximately caused or reasonably foreseeable due to such concealment are too speculative to compute.  The evidence presented did not provide a clear answer to the cause of dilution at Line 11; nor did it show that Line 11 dilution could be assumed to reflect dilution throughout the mine site.  Accordingly, the Panel has no choice but to deny Respondents’ request for damages on these grounds, except with respect to James’ request for reimbursement of the $350,000 he paid to acquire Goldrich’s stock, as explained more fully in Section XVIII 1.

3.Alleged concealment of permitting violations.

140.Respondents’ final misrepresentation claim is that Claimants concealed from them permitting violations concerning Goldrich’s 2009 and 2010 mining operations that were pending when the Joint Venture deal was made.  The evidence was disputed as to when Respondents were informed of such violations, and whether information given at various points in time was at least sufficient to put the Respondents on notice that violations had occurred.  The relevant evidence, which was generated over time, is summarized in the following chronology:

(i)On February 24, 2010, Goldrich submitted to the United States Army Corps of Engineers (“USACOE”) an application for a General Permit, which was approved, and allowed Goldrich to conduct mining operations on a defined 10-acre parcel at Little Squaw.

(ii)In February of 2011, Mr. Schara received an email from Ms. McAlee of the USACOE, discussing the permitting requirements and providing information on how to obtain an individual permit (Exhibit 171).

(iii)In June 2011, ADMA--a governmental agency involved with the permitting process--issued a report indicating that reclamation of the Goldrich site would be performed in 2011. Goldrich acknowledged that no reclamation had been done at the time the report was issued but proposed to perform remediation later in 2011, and also stated that the mine was on “reclamation on a maintenance basis” (Exhibit 171).

(iv)In July 2011, Charles Trowbridge visited the site and noted unstable conditions in the mining pit that Goldrich had dug, and sloughing of water from the pit walls into a pond on the pit floor.  Mr. Trowbridge recalled telling Dick Walters, whom it appeared was representing Goldrich during the site visit, that Goldrich needed “get a hold on water,” apparently referencing the water seepage from the pit walls and the pond on the pit floor (CT, pp. 962-66).

(v)Trowbridge also asked Mr. Walters directly if Goldrich had any agency problems.  Walters responded that the only agency problem Goldrich had was that its mining operations had exceeded the 10-acre footprint (CT, p. 1229)6  Mr. James gave similar testimony with respect to the July 11 site visit.  Like Mr. Trowbridge, James recalled Walters saying that Goldrich had no agency issues.  In addition, he recalled Walters telling him that Goldrich had approvals from the State of Alaska and therefore didn’t care about USACOE permitting.  (WJ, p. 2622). But Mr. Trowbridge did testify that, during the visit, he saw all the problems that

6   Although the evidence was somewhat unclear on this point, in July 2011 Mr. Walters may no longer have been an officer or director of Goldrich.  Nonetheless, the evidence showed that he was at least the apparent agent of Goldrich in connection with his dealings with Mr. Trowbridge.  Thus, Walters’ statements during the site visit may be attributed to Goldrich.

USACOE later identified as permitting violations. James also testified that the conditions which he observed in the 2011 site visit still existed in 2012 and were the basis for the violations issued by USACOE at that time (WJ, pp. 2663-63).

(vi)In July 2011, and as a result of the site visit, Mr. Trowbridge formed the conclusion that the problems he had observed would have to be corrected, but testified that he thought Goldrich would do this work (CT, p. 966) and that he did not think these problems or Goldrich’s approach to solving them would interfere with an IP being issued to NyacAU or GNP (CT, p. 1077).

(vii)On April 3, 2012, the parties entered into a written Term Sheet regarding the joint venture.  The Term Sheet had several provisions relevant to the permitting process.  Claimants represented and warranted, in Paragraph 32(e), that they “had disclosed prior to the execution of this Term Sheet all information that either has knowledge of or with the exercise of reasonable diligence would know with respect to any legal disputes, environmental disputes, environmental hazards, material violation(s) and of any local, state or federal laws or regulations, including notices from any source or any violation or alleged violation related to or arising out of use or activities on or near the claims.”  Paragraph 23, entitled “Placer Permitting,” made the Joint Venture responsible for obtaining and maintaining all necessary permits for exploration development and mining of the claims, “including without limitation resolution of matters with USACOE related to prior violation(s) of authorization to operate under General Permit 2006-1944 (the Goldrich General Permit).”  Paragraph 23 also gave NyacAU the right, if these permitting issues were not resolved in 2012, to either dissolve the joint venture or elect to extend by one year the Minimum Production Requirement.  This indicated that the parties had already discussed the USACOE’s recognition of Goldrich’s violations before the Term Sheet was signed.

(viii)On April 30, 2012, Charles Trowbridge attended a meeting with the USACOE.  At the meeting, Mr. Trowbridge informed USACOE that there was an unstable condition in the mine pit at Little Squaw and that dirty water from mining operations was breaching a bypass ditch and running directly into Little Squaw Creek.  The reaction of Leslie Tose, who represented USACOE at the meeting, was a confirmation that these conditions violated permitting regulations and would have to be resolved.  She then suggested that a cease-and-desist order might be necessary to get Goldrich’s attention regarding the need to correct the violations.  Ms. Tose added that, in the interim, NyacAU would not be able to obtain an individual permit in 2012 and, up to the point that it did receive an individual permit, would be restricted to mine operations on only a 10-acre parcel under a General Permit that would be granted by USACOE to NyacAU after reclamation work under the Goldrich permit was completed.  Mr. Trowbridge testified that the April 30th meeting was the first time he had learned that the problems he had observed at the mining site previously were considered by USACOE to be violations of permitting regulations.  (CT, p. 1072).

(ix)On April 30, 2012, Ms. Tose sent a letter to Goldrich (to Mr. Schara attention), setting forth the violations Goldrich had committed at the site and making clear that the violations would have to be corrected promptly  (Exhibit 165).

(x)On May 3, 2012, Mr. Walters was told by Ms. Tose of a “wetlands” violation in the area of the tailings road of the Little Squaw Mine.  Walters responded by saying that he did not believe there was a wetlands violation (Walters, p. 323), and sent Goldrich’s entire permitting file regarding Little Squaw to Tose (Walters, p. 169) for examination.  Tose explained that she was unable to open the file.  Walters also testified that he told Schara about his position on the wetlands violation and emphasized that Goldrich did not need any further permitting from USACOE.

(xi)On May 22, 2012, Mr. Schara responded to USACOE’s 2012 letter by promising to resolve the violations and requesting that USACOE hold off on issuing a cease-and-desist order (Exhibit 171; Schara,. p. 717).

(xii)On May 25, 2012, a meeting was held at USACOE offices with Leslie Tose, Charles Trowbridge and Michael James (representing NyacAU), and Bill Schara (representing Goldrich).  At the meeting, Mr. Trowbridge proposed having Goldrich put in a lined ditch to replace the bypass that Goldrich had installed and avoid polluted water draining directly into Little Squaw Creek, to reactivate settlement ponds to get mud out of the water, and to stabilize the side slopes of the mine pit.  Schara stated that he had not previously been aware that these and other matters observed by Mr. Trowbridge during his 2011 visit were violations of permitting regulations, but reiterated that Goldrich was willing to correct them.

(xiii)Following the May 25, 2012 meeting, USACOE and Ms. Tose wrote a formal letter to Goldrich laying out the permitting violations and stating corrective measures to be taken.  The stated violations included:

(1)material, especially sidewalls in the mining pit, were in an unstable condition;

(2)dirty water from mining operations was draining into Little Squaw Creek;

(3)there had been an improper reclamation effort by Goldrich (in 2011) regarding stream diversion;

(4)there was a wetlands violation in the area of the tailings road; and

(5)Goldrich had abandoned the site without reclamation.  (Exhibit E8).

The letter also informed Goldrich that its violations could all have been avoided with proper planning.  (Exhibit H).

The corrective measures required by the USACOE included:

(1)close down the 2600 feet bypass previously constructed by Goldrich and construct a new spillway to channel water from mine operations;

(2)repair “seeper” on the eastern pit wall and install rip-wrap on the apron and culvert;

(3)reshape walls to a stable condition and seed with native grass mixture; and

(4)present a time table for removing the tailings road and putting material back into the mine pit.

(xiv)Following the May 25, 2012 meeting, Ms. Tose explained to NyacAU that individual permitting requirements had recently changed, in that an applicant was now required to obtain “a cultural and anthropology rating” and a determination of whether wetlands existed at the site, before an individual permit would be issued.

(xv)On June 29, 2012, Ms. Tose wrote a letter which again described the citation issued to Goldrich by USACOE, and explained that NyacAU would be confined to operations within a 10-acre parcel in 2012 (through a general permit to be granted to NyacAU), and would not obtain an individual permit in 2012.

(xvi)On August 12, 2012, after NyacAU had completed its reclamation work, a General Permit was issued to NyacAU for a 10-acre parcel which overlapped substantially with Goldrich’s 10-acre General Permit.

(xvii)NyacAU/GNP applied for an individual permit in the latter part of 2012, which included the newly required “cultural and anthropology” report and wetlands analysis, but, because of the length of time necessary to obtain approvals of such reports, was not issued until August 2013.

141.From the above chronology, it is clear that both Goldrich and NyacAU knew about the problems at the site which ultimately became the basis of violations cited by USACOE before the Term Sheet was signed, in early April of 2012.  Paragraph 32 of the Term Sheet, which sets forth the representation and warranties of Goldrich [and its affiliate corporation GMC], contains the following representation and warranty on “Disclosures”:

“Goldrich and GNC (its affiliate corporation), had disclosed prior to the execution of this Term Sheet all information that either has knowledge of or with the exercise of reasonable diligence would know with respect to any legal disputes, environmental disputes, environmental hazards, material violation(s) and of any local, state or national laws or regulations, including notices from any source or any violation or alleged violation related to or arising out of use or activities on or near the claims.”

142.Read in isolation, Paragraph 32(e) could be interpreted as charging Goldrich with the knowledge that the conditions which existed in 2011 at the site were in fact violations of permitting regulations, even though no formal finding of violations had yet been made by USACOE; and Goldrich’s failure to impart such knowledge to NyacAU arguably would have been a misrepresentation or breach of warranty under this provision. This in fact was the primary argument pressed by Respondents as a basis for their misrepresentation claims. However, as stated above, the Term Sheet also contains a paragraph on “Placer Permitting,” which makes the Joint Venture (GNP) responsible for obtaining and maintaining all necessary permits for mining operations at Little Squaw, including, without limitation: “resolution of matters with the Army Corp of Engineers related to prior violation(s) of authorization to operate under [Goldrich’s General Permit]. . ..”  The paragraph goes on to provide that if these prior violations are not resolved by 2012, “then NyacAU may dissolve [GNP] as provided in Section 3(c), or elect to extend by one (1) year all Minimum Production Requirements.”

143.These provisions of the Term Sheet are consistent with a discussion, testified to by Mr. Schara, between Schara and Dr. James before the Term Sheet was signed, about how the permitting violations issue could be resolved.  Mr. Schara stated that he offered, and James agreed, that NyacAU would reclamate all conditions on which the violations were based, except for the wetlands violation in the area of the tailings road, which would be Goldrich’s responsibility.  It was also agreed that Goldrich would bear full financial responsibility for NyacAU’s reclamation work.  Finally, according to Mr. Schara, the parties agreed to allow NyacAU to extend by one year (to 2018) all Minimum Production Requirements to compensate for the time it would take NyacAU to perform the reclamation work.

144.The permitting issue was effectively put to rest by the later executed Operating Agreement. The Operating Agreement first incorporated all of Goldrich’s representations and warranties under the Term Sheet. (Section 4.8). It also carried forward the Parties’ agreement in the Term Sheet regarding the time period for achieving the Minimum Production Requirement, stating, in paragraph 7.3.8, that “if GNP is unable to obtain an individual permit from the USACOE for placer mining by July 1, 2012,” then NyacAU, as Manager, “may elect to extend by one (1) year all Minimum Production Requirements.” The Operating Agreement also contained a new section which clearly reflected a further agreement by the parties regarding the impact of Goldrich’s prior permitting violations on the Joint Venture’s operations: Article XIV of the Operating Agreement, which dealt with dissolution and termination of the Joint Venture.  Within that Article, Section 14.1.7 provided that the Joint Venture could be dissolved at NyacAU’s sole discretion, if “[GNP] cannot resolve matters with the US Army Corps of Engineers in 2012 related to prior violations of authorizations to operate under [Goldrich’s General Permit]; or related permits with respect to placer mining on the claims.”  The Section went on to provide that if NyacAU chose to dissolve GNP on these grounds, it shall: “(1) be authorized under Alaska Law to take certain actions in the course of winding up [GNP]; (2) have priority for payment of all lines of credit and loans to GNP prior to distribution of the assets in the course of winding up; (3) Goldrich shall continue to be solely responsible for repaying LOC 2 and LOC 3 to NyacAU; and (4) Sections 4.6 and 4.7 shall otherwise govern the dissolution.”

145.Of the two options regarding Goldrich’s permitting violations given to NyacAU under the Operating Agreement, the evidence is clear that NyacAU chose the latter--it moved forward with reclamation of the USACOE violations issued in 2012 (with the understanding that Goldrich would fully bear the expense of such work), applied for and obtained an Individual Permit in August of 2013, and extended the Minimum Production Requirement by a year when it learned from USACOE that it would not be issued an individual permit in 2012.

146.There were also points in time, well prior to the execution of the Term Sheet, where NyacAU easily could have backed out of the deal--for example, following the July 2011 site visit, after observing conditions at the site and realizing that reclamation work would have to be done at least with regard to the water issues. Dr. James did testify that he had invested nearly $2 million in the project up to the time the Term Sheet was negotiated and signed, to purchase equipment, build a winter road and transport equipment along the winter road to the mining site, and for that reason was very reluctant to lose that investment by rejecting the deal based on permitting violations. But all of this was done with full knowledge of the problematic conditions (except, arguably, for the wetlands issue), which James admittedly knew would have to be reclamated in any event, and which, as he and Trowbridge had predicted in 2011, later became the basis of the citations and reclamation requirements issued by USACOE. Even after those citations had been issued, and knowing that an individual permit would not be issued to NyacAU in 2012, Dr. James could have opted to make Goldrich do all the reclamation work, reassessed the situation at the end of the 2012 season, dissolved the Joint Venture under the Operating Agreement, and initiated a proceeding against Goldrich to try and recover his investment.  Goldrich’s permitting violations also gave James leverage that might have allowed him to hold out for even a better deal, perhaps guaranteeing repayment of his $2 million investment to that date. But at the end of the day, James decided to move ahead, satisfied that the concessions in the Operating Agreement relating to permitting violations were sufficient to deal with the permitting issue.

147.Accordingly, Respondents’ claim that it was defrauded by Goldrich intentionally, recklessly or negligently concealing what it should have known to be outstanding permitting violations has not been proven by a preponderance of the evidence.  Nor by virtue of the above-cited contractual provisions, has it been shown that Goldrich breached a contractual obligation in this regard.

4.Misrepresentation damages sought by Respondents

148.Respondents’ damages expert, Ronald Greisen, articulated in his expert report several categories of damages sought by Respondents based on their misrepresentation claims: (i) monies allegedly expended by NyacAU in the years 2012-2014 which did not benefit GNP ($2,094,294 in 2012, $5,656,597 in 2013, and $2,034,304 in 2014), plus prejudgment interest thereon, (ii) lost profits at Little Squaw mine from 2012-2014 ($2,281,500), plus prejudgment interest thereon; and (iii) lost profits from the Bethel mining operation for 2014-17 ($5,609,960), plus pre-award interest thereon (Greisen Reports, Joint Exhibit 27).

149.Based on the above analyses, these damage requests are denied, except with respect to Dr. James’ claim for reimbursement of his $350,000 stock purchase (See Section XVIII 1.).

XIII.RESPONDENTS’ CLAIM FOR BREACH OF PLACER MINING CLAIMS LEASE REGARDING USE OF INFRASTRUCTURE (CAMP)

150.Respondents claim that Claimants breached the Placer Mining Claims Lease (“Claims Lease”), which was entered into effective April 2, 2012, very close to the same date that the parties signed the Term Sheet (Joint Exhibit 2.5).  The claim is based on Sections 7(b) and 12 of the Claims Lease.  Section 7(b) provided that GNP could use the facilities free of charge for any mining season when they were not being used by Goldrich for other mining purposes:

“Mining Rights.  The Mining Rights Leased exclusively to GNP expressly include, without limitation, the following: … (b) unrestricted, non-exclusive use of all existing road, airstrips or airports, landing strips, other transportation facilities, water, water rights, water crossings, stockpiles, buildings, structures, dumps, ditches, wells, drains, improvements, and other man-made infrastructure at the Claims (collectively, “Infrastructure”) …”

Section 12 stated, in part, that “GNP and its employees, contractors, visitors, invitees, agents and representatives (collectively “GNP Parties”) will have unrestricted, nonexclusive use of all Infrastructure existing at the claims as of the effective date of the lease.”  Section 12 went on to provide that GNP and the “GMC Parties” (which includes Goldrich) will meet yearly, no later than March 15, to discuss the use of existing Infrastructure for the upcoming mining season and “will use their best efforts to amicably resolve any conflicts in use, with the GMC parties having priority to use existing Infrastructure if there is a dispute.”  Under Section 12(d), the GMC parties were responsible for maintaining, repairing or replacing any Infrastructure which existed as of the effective date of the Claims Lease unless otherwise agreed by the parties; but this responsibility was to be allocated between GNP and GMC to the extent that GNP used any of the existing Infrastructure.

151.Respondents claimed that Goldrich had breached the above provision by failing to allow use of the Goldrich camp facilities in 2012, allegedly causing Respondents to have to acquire substitute camp facilities (known as the “Arctic Camp”) from a third party.  Respondents’ damages expert Ronald Greisen calculated the damages from this breach as consisting essentially of the cost to GNP of acquiring the Arctic Camp

152.As stated in the Interim Award, the Panel found that Greisen’s damages analysis did not clearly address whether any expenses were incurred by Respondents beyond those arising from the lease and installation of the Arctic camp.  Accordingly, the Panel invited the parties to make submissions on this issue, which was done.  Following the hearing, both sides presented evidentiary submissions regarding whether or to what extent GNP had suffered damages by Goldrich’s allegedly improper refusal to allow GNP (and NyacAU, on GNP’s behalf) to use the camp infrastructure previously existing at the site, apart from the cost of purchasing the Arctic Camp.  Respondents submitted the following additional costs:  (i) costs of purchasing, transporting and installing (including materials costs) a 52 man tent in the total amount of $235,056, allegedly because of the refusal of Goldrich to allow use of the camp in 2013; and (ii) costs of purchasing, transporting, and installing (including materials costs) a mechanical shop, allegedly because of Goldrich’s storage of a truck in its mechanical shop and refusal to remove the truck so that NyacAU could use the shop for the 2016 mining season.

153.Overall, damages sought by Respondents for Claimants’ alleged breach of Section 7(b) of the Claims Lease totaled $622, 687.

154.At the end of the day, the parties ended up making a number of submissions on this issue (analyzed in more detail below), including a motion by Respondents to strike evidence presented by Claimants to refute the damages claim that were not part of the hearing record (even though such documents were or should have been exchanged during discovery).  Claimants justified their submission of these new documents on grounds that Respondents had not made a claim for damages based on the refusal to allow its camp infrastructure to be used, either in its original counterclaim or in a list of damages which Respondents filed on August 20, 2018, in response to the Panel’s request for the parties to update their respective claims.  (See Exhibit ZQ)

155.However, it was not uncommon during the hearing for both sides to provide written evidence which had not previously been marked as exhibit(s), but had been exchanged in discovery.  With respect to this evidence, the Panel opted to set up procedures as necessary to allow the evidence in, but in circumstances where the other party would first be given a fair opportunity to review and comment on the evidence, so as to alleviate any potential prejudice. The Panel has elected to take a similar approach with respect to the parties’ submissions on GNP’s alleged inability to use Goldrich’s camp infrastructure, i.e., the parties have been given full opportunity to present and respond to evidence presented on the merits, and all such evidence has been carefully considered by the Panel. Thus, there is no need to strike any evidence submitted on this issue, and Respondents’ motion in that regard is denied.7

156.As stated, when the Claims Lease was signed in April 2012, Goldrich already had in place a camp infrastructure which it had used for mining operations in 2009 and 2010. The history of the parties’ dialogue concerning use of these camp facilities from that point, and the Panel’s analysis of such evidence, is sufficiently intricate to merit a brief chronology, which follows.

A.2012

157.The evidence was undisputed that in early 2012 (probably sometime in March), William Schara, on behalf of Goldrich, told Dr. James that Goldrich was contemplating using the camp facilities for 2012 to do some “load” mining of gold at the site.  This statement was backed up by the March 29, 2012 minutes of Goldrich’s Board of Directors, which authorized Goldrich to enter into a drilling contract for such purposes (separate from a placer mining Joint Venture Agreement with NyacAU, which also was authorized at the meeting).  Goldrich also entered into a drilling contract on or about this date with Blackrock Drilling, which was to supply the equipment for the drilling operation (the evidence showed that Blackrock Drilling was 68% owned by Dr. James, but the date of his acquisition of that interest was not clear).

7   As the Panel has previously explained, there is no jurisdictional impediment to the Panel’s considering such evidence at this point, since prior to this Partial Final Award the Panel had only issued an Interim Award on the claims in the arbitration.

158.The evidence likewise is undisputed when Dr. James was advised of Goldrich’s intentions, he proceeded to negotiate a deal for the lease of an “Arctic Camp” from Global Services, anticipating at the time that NyacAU would be able to conduct placer mining operations in 2012.  Dr. James made the deal for the Arctic Camp before any of the contract documents, including the Claims Lease, were signed so as to enable the camp be delivered along the winter Trail before it closed in mid-April, 2012.  In their papers, Respondents made an offer of proof to submit an affidavit from the head of Global Services confirming that Global had another customer for the Arctic Camp and therefore would have been willing to cancel the lease if the Arctic Camp could be put back on the trail and delivered to Cold Foot before April 15, 2012.  However, even assuming this to be so, there was no evidence presented in the arbitration either that (1) Goldrich changed its mind about possible 2012 mining operations between April 2 and April 15, or (2) Dr. James made further inquiry as to whether conditions had changed during that period so as to make the lease and delivery of the Arctic Camp unnecessary. Accordingly, GNP has not established that it is entitled to any relief based on an improper refusal by Goldrich to make its camp facilities available in 2012.

B.2013

159.There appears to be no dispute that in 2013 the parties had an understanding that Goldrich would be using its camp infrastructure (which would have left the Arctic Camp available to GNP for work at the site as necessary).  The arrangement discussed was that Goldrich would conduct load drilling at the site, which would be financed by (1) NyacAU’s purchase of certain equipment owned by Goldrich on the site in the amount of $900,000; and (2) the raising of $4,000,000 of additional investment to be repaid through gold production.

160.Ultimately, Goldrich was not able to obtain financing for its anticipated 2013 drilling operation, and no evidence was produced as to whether the parties ever consummated the

$900,000 purchase of Goldrich equipment.  In any event, the only written evidence of a request by GNP in 2013 to use the Goldrich camp came from Charles Trowbridge, who asked Goldrich to allow GNP to use some tents, the shed, and the Goldrich machine shop in 2013.  In an email response to the request on April 18, 2013, Mr. Schara stated: “1. Sleeping Tents and wannigans - We will have investors up this year. I would like the wannigans (the orange one and the large green one) to be cleaned out and ready for use with no one staying in them this summer. We also need at least two of the tents. I would like the two tents on the south end of the main pad to be kept open (these are the ones closest to the silver airstream). If we need more space, I will call you and we can figure it out. I can stay in the office building on a cot if it comes to that.”  No evidence was presented that Mr. Trowbridge objected to this offer, or that Goldrich later withdrew it in 2013. Further, the Arctic Camp presumably was up and running by this time, and available for use by GNP employees, which should have diminished its need to use the Goldrich camp.

161.Respondents have argued that Goldrich’s alleged delay in giving permission to GNP to use the Goldrich camp in 2013 required NyacAU, on behalf of GNP, to invest in a 52-man ATCO camp for the site; and the records in fact show that the 52-man camp was in fact acquired in 2013 and listed as equipment under Lease 3.  However, the evidence indicated that the purpose of this acquisition was not to deal with a current need, but to facilitate construction of expanded camp facilities by 2016, which in fact is when the 52-man camp was finally set up at the site.

162.Respondents also appear to claim that, as a result of refusal or at least continuing delay by Goldrich to allow GNP to use the Goldrich machine shop, GNP was forced in 2013 to purchase an ATCO frame and a number of “conexes” to expand the shop.  Respondents further explained that this purchase had been made in 2013 because of an opportunity to acquire it at less than Fair Market Value, even though GNP/NyacAU admittedly did not intend to build the expanded machine shop until 2016 (after the wash plant was up and running).  Respondents argued that as such, purchase of the ATCO frame and conexes was actually an attempt to mitigate later losses that would be caused from lack of access to Goldrich’s machine shop, by avoiding the alternative of laying a new concrete foundation for an expanded shop.  However, the Panel can find no rational basis to allow GNP to recover damages for purchasing the ATCO frame and conexes in 2013, since the obvious purpose of the purchases was to build an expanded machine shop, not to deal directly with any lack of access in 2013 to Goldrich’s machine shop.8

C.2014

163.GNP has made no claim for damages due to lack of access to the Goldrich camp in 2014.  This presumably was due to the fact that GNP constructed the wash plant in 2014 and carried on no mining operations at the site.

D.2015

164.GNP does not appear to be claiming any damage for lack of access to the Goldrich camp in 2015.  Respondents submitted evidence that Charles Trowbridge had made an oral request to use the Goldrich camp for a number of weeks, but suggested that Goldrich had improperly delayed responding to Mr. Trowbridge.  GNP offered no calculations of damages which may have resulted from this alleged lack of access.

165.On the other hand, the evidence was undisputed that in 2015 Goldrich was required to hire Paul Manuel, a consultant, and a small team of people to perform reclamation work of a wetlands portion of the mining site, which consisted of the removal of a side hill access road running through the wetlands.  Also, Bear Leasing purchased the Arctic Camp from

8   Claimants also argued that the Goldrich machine shop was never of an adequate size for GNP to use in its mining operations, pointing out, as an example that the Dior bulldozer could not fit into the front door of the Goldrich shop.

Global Services in December 2014, thus assuring that the Arctic Camp would continue to be available at the site for the 2015 season and beyond. . Further, GNP had been in possession of the 52-man ATCO camp, along with the actual frame and conexes, since 2013, and presumably could have readily put those facilities to use in 2015 had the need arisen. Finally, the need for camp facilities was likely reduced by the fact that the 2015 mining season was shortened by technical difficulties with the wash plant, which had to be addressed and resolved before the wash plant could be fully operational.  In combination, these facts show that GNP had no real need to use Goldrich’s camp facilities in 2015 and was not damaged by any lack of access thereto.

E.2016

166.In November 2015, at a meeting of the Joint Venture, Ms. Attala announced that NyacAU (i.e., GNP) intended to use Goldrich’s camp facilities in 2016.

167.The only documents submitted by the parties which followed up on this statement were emails of June 17 from Molly Attala to Williams Schara and Mr. Schara’s response on June 21, 2016.  On June 17, 2016, Ms. Attala gave notice that NyacAU needed to use the machine shop for welding during the 2016 season.  Schara responded that although Goldrich had stored a truck in the machine shop, it would be removed so that the welders could use the shop.  (Claimants’ response, Schedules 2 and 3). Since this exchange took place relatively close to the beginning of the 2016 mining season (around the end of May, 2016), it does not reflect evidence of any prejudicial delay or other improper conduct by Goldrich in failing to make the shop available to GNP.  And even though Respondents contend in their submissions that many of the conversations which took place regarding access to the Goldrich camp were oral rather than written, it is noteworthy that there is no further written follow up to the above email exchange between the parties, thus suggesting that access was granted as requested.

168.The evidence also showed that the ATCO frame and conexes were used in 2016 to construct an expanded machine shop, which suggests that Goldrich’s existing shop may not at that point have been adequate for NyacAU’s expanded operations.9

169.Finally, as explained earlier, GNP’s purchase of the 52-man ATCO camp in 2013, though possibly prudent for camp expansion purposes, did not form a legitimate platform for the award of damages for lack of access to Goldrich’s camp (presumably based on the cost of the ATCO camp) in 2016.

F.2017

170.At a meeting of the Joint Venture in 2017, a discussion was held regarding “Facilities Utilization,” in which access to Goldrich’s camp facilities, including the machine shop, were discussed.  Goldrich claimed that it needed the geology tent to analyze new drill samples and it also needed to use the machine shop when the weather conditions were too poor to allow work to be done outside.  However, Claimants also submitted an email in which Mr. Schara confirmed that GNP could use the machine shop when Goldrich was not there (Respondents claim that this email was just another example of Goldrich’s unjustified delays in granting access since it was not given until the 2017 mining season was nearly over).

171.Beyond this, there is no evidence demonstrating lack of access or any damages incurred by GNP as a result in 2017. Moreover, since the machine shop was expanded considerably by construction of the ATCO frame and conexes in 2016, it is, at best, speculative whether GNP incurred damages from a lack of access to the Goldrich shop in 2017.  The more likely conclusion, in the Panel’s view, is that the Goldrich shop was simply inadequate for GNP/NyacAU’s greatly expanded mining operations.

9   To deal with the three year delay between 2013 and 2016 in putting the ATCO frame and conexes to use, $25,576 in lease payments under Lease 3 were properly credited to GNP, and LOC 1 reduced by that amount.

G.2018

172.GNP has made no claim for damages for lack of access in 2018.  In 2018, the parties were embroiled in the arbitration proceeding which culminated in a hearing in the latter part of that year.  Prior to the hearing, various requests were made through counsel for access to the Goldrich machine shop and for access to some of the Goldrich facilities.  All such requests were denied.  Indeed, Goldrich went so far as to threaten criminal trespass actions against GNP/NyacAU if there was any unilateral attempt to use the Goldrich facilities.

173.Claimants’ response to this position was that it had been necessitated by alleged damage done by NyacAU/GNP employees to four Goldrich tents, but no further evidence was presented as to the nature or amounts of the alleged damage.

174.Accordingly, GNP is not entitled to relief for lack of access to Goldrich facilities in 2018.

XIV.RESPONDENTS’ CLAIMS BASED ON GOLDRICH’S BREACH OF THE OPERATING AGREEMENT BY ALLOWING THE CLAIMS TO LAPSE

175.Respondents’ Claims. Respondents claim that Goldrich breached the Operating Agreement by failing to make the filings and pay the amounts necessary to maintain the claims (as well as the assignment thereof to GNP under the Claims Lease) in good standing.  In this regard, Section 5.2 of the Operating Agreement states that “Goldrich or its designee shall file with the State of Alaska Affidavits of Annual Labor and pay the annual rate for the Claims.”  It also obligates Goldrich to provide GNP copies of said Affidavits and proof of rental payments within at least thirty (30) days prior to the filing deadlines.  In this case, Goldrich admittedly missed the filing deadline, and gave no advance notice to GNP that it might not complete the necessary paperwork in time to meet the deadline. (William Schara pages 1355-1356).  In fact, Schara learned of Goldrich’s missing the filing date from Goldrich’s own claims service advisor (Id.).  The parties conceded that under relevant Alaska mining regulations, the failure to timely file affidavits and make rental payments necessary to keep the claims in force automatically triggered an “open claims” period, during which any third-party could come onto the property and stake its own claim.

176.In the Interim Award, the Panel mistakenly listed the required filing date as December 9, 2013. However, in their Motion for Reconsideration, Respondents pointed out, correctly, that the actual filing deadline was November 13, 2013; December 9 was the date on which the necessary papers to keep the Claims alive were finally filed, which ended the “open claims” period, but started the running of a 45 day “open claims” to complete administrative paper work.  Fortunately for the Parties, no third-party stakeholder appeared during these “open claims” periods.

177.At this same time, Dr. James and the project needed financing, and James was courting a potential investor (Clark Gillam) to provide a $5.7 million loan with an accelerated payback and a 10% minority equity interest in NyacAU’s 50% interest in GNP.  Dr. James claimed that the “open claims” problem caused Gillam to back out of the deal. However, the Panel rejected this reasoning in the Interim Award, in part because of Mr. Gillam’s email of December 2, 2013--obviously prior to December 9--in which Gillam stated that he had no interest the arrangement NyacAU was proposing.  The corrected dates show that the missed filing date actually occurred some days earlier than Mr. Gillam’s email, which Respondents’ contend effectively disposes of the argument that Gillam’s decision was not caused by the late filing and ensuing “open claims” period.

178.However, the corrected dates do not change the analysis set forth in the Interim Award.  Respondents contend that the corrected dates show that Gillam’s change of heart in his December 2 email was in fact a reaction to the late filing.  However, this reads too much into the email.  In it, Gillam referred to a conversation he had had “last Sunday” with James, detailing the terms of an offer to Gillam of “a 20% equity stake for 11.4 million plus an interest-free $5-6 million 2014 capital loan, with priority claim on first cash flow.”  Gillam goes on to state that this is “too full a valuation for a minority, non-controlling investment”; and concludes that “because of such, we will have to pass.”  There is no reference in the December 2 email to a concern about late filing of claims documents or the “open claims” period which ensued as a result.  Subsequent emails from Gillam during this period likewise contain no reference to these subjects.  For example, on December 28, 2013 Gillam (aka BCR Investments) wrote an email to Ms. Attala, stating that he would furnish immediately a short term note (presumably referring to the $500,000 loan made in December 2013 to the project), “with the intention of rolling it into the larger $5,000,000 facility.” At this point, the 45 day “open claims” period had not yet expired, yet Gillam still expressed a willingness to proceed (Exhibit 71).  On January 3, 2014, Gillam met with Respondents to see a PowerPoint presentation regarding Gillam’s proposed investment.  No evidence was presented that the open claims issue was discussed in this meeting.  A subsequent meeting was held on January 16, 2014, to discuss Respondents’ business model in connection with Gillam’s proposed investment.  (Exhibit 81)  On January 24, 2014, a call was held with Respondents and their counsel to finalize the deal, again with no reference to the open claims period--which by this time had expired without incident.  On October 11, 2014, long after the open claims period had closed, Gillam wrote an email stating that NyacAU’s apparent offer to allow Gillam to buy into the project as a “minority, non-controlling shareholder” for “$7 million cash is just too much money relative to receiving a 20% stake in the Joint Venture,” which hearkened back to Gillam’s December 2, 2013 email.  Finally, on December 27, 2014, Molly Attala forwarded another email string from Gillam, containing a counter offer of $4.6 million for 20% of Bear Leasing, which NyacAU rejected.  At that point, Ms. Attala stated her exasperation over trying to make a deal with Gillam: “I don’t think this is a partnership that will ever materialize, they are always looking for a ‘deal’ and will push us down to take advantage of our situation.”  It is quite clear from these emails that the problem with Respondents securing a $5,000,000 loan or investment from Gillam was that he was continually demanding better terms for participating in the project than NyacAU was willing to give, not because he was concerned about the late claims renewal filing, or the “open claims” and 45 day periods which ensued.

179.Additionally, Respondents claim that that they incurred damages from Claimants allowing the claims to lapse by purchasing six A-40 haul trucks intended for 2014 mining operations which--because of the “open claims” and subsequent 45 day period--could not be shipped to the mine site on the winter trail in 2014.  Instead, the trucks had to be stored in Fairbanks for the year.  Respondents assert that the damages they incurred as a result included (i) $158,544, attributable to an inability to lease the six purchased trucks to GNP for contemplated 2014 mining operations, less amounts Bear was able to earn by renting four of the six trucks, resulting in a net damages figures of $107,900; and (ii) $3,000 in costs for storing the trucks in Fairbanks in 2014. (Greisen Report, page 6, Bear Leasing Schedule 1.0).  However, as explained above, the evidence showed that NyacAU in fact had no use for these trucks at the site in 2014, since NyacAU-- for reasons unrelated to the lapsing of the claims--was unable to obtain financing to perform any mining operations until after the 2014 season had ended.  Therefore, NyacAU had no grounds to charge GNP rent for the use of the trucks, or for storage costs for 2014 (although, if the trucks were eventually used for mining operations, amounts expended to procure them should be added to LOC 1).

180.Respondents also claim that they are entitled to recovery of legal fees and costs of $14,930, plus pre-judgment interest at 5%.  These charges appear to have been for the filing of a lien to protect GNP from damages caused by the “open claims” and 45 day period problem.  However, paragraph 15 of the Claims Lease provides that “GNP and GMC shall keep the Claims free and clear from all liens or encumbrances for labor, materials, or other indebtedness of any kind,” and further states that any Party who fails to do so will have to bear the costs incurred by the other Party in expunging the lien.  Thus, the lien generated by the legal services in issue is invalid (and should be expunged by Respondents if that has not already incurred), and Respondents are not entitled to recover attorneys’ fees concerning the lien as damages for Claimants’ breach of the Operating Agreement.

181.Dr. James’ individual claim.  Dr. James claims that he is entitled to $10,416, plus pre-judgment interest thereon at 5%, for payment of interest on a short term $500,000 bridge loan from Gillam to mitigate the impact of Gillam backing out of the contemplated investment of $5,700,000.  However, as set forth above, the evidence showed that Mr. Gillam’s choice to back out of the deal was unrelated to lapse of the claims, and no evidence was presented that the $500,000 bridge loan itself bore any relation to the claims lapsing.  To the extent that the bridge loan was used to purchase equipment or for other project purposes, both the principal and interest on the loan can be added to LOC 1.  But this gives NyacAU the right to recover interest (and principal) paid on the loan--not Dr. James individually.

XV.RESPONDENTS’ CLAIM FOR RECOVERY OF BOOK ENTRY OF INTEREST UNDER LEASE FOR WASH PLANT

182.Respondents have also presented, through their expert Mr. Greisen, a claim by NyacAU, (through Bear Leasing) for an entry on GNP’s books of an unpaid and unbilled interest expense of $66,180 under the appropriate Lease, incurred during the period of construction of the wash plant.  This request shall be granted, by adding as damages to Respondents the amount of $66,180 as unpaid interest under the appropriate Lease for the wash plant, which shall be booked as a debt liability on GNP’s books, consistent with the Panel’s decision that Leases 2 and 4 are Operating Leases and Leases 1, 3, 5, and 6 are capital leases, and also added to LOC 1.  In the dissolution process, NyacAU (through Bear Leasing) shall be treated as a third party creditor with respect to the recovery of this amount from GNP.

XVI.RESPONDENTS’ CLAIM FOR VIOLATION OF ALASKA UNFAIR TRADE PRACTICES AND CONSUMER PROTECTION ACT

183.Respondents have counterclaimed that Goldrich, as well as a number of its officers and Directors individually, should be held liable under the Alaska Unfair Trade Practices Act (the “Act”).  Section 45.50.471 of the Act expressly prohibits a wide array of specifically defined acts, focused primarily on certain types of fraud, misrepresentations, and concealments in the business arena.

184.However, none of the specified acts under the Act appear to fit Respondents’ claims, and Respondents do not directly contest this.  Rather, as explained in their arbitration brief, Respondents rely on Section 45.50.545 of the Act, which states that “[i]n interpreting AS 45.50.471, due consideration and great weight should be given the interpretations of 1 U.S.C. 45(a)(1) (§ 5(a)(1) of the Federal Trade Commission Act” (“Federal Act”).  Respondents then cite a case decided under the Federal Act, State v. O’Neill Investment, Inc. 609 P.2d 520, 535 (Ala. 1980) for the proposition that any “unfair or deceptive practices” are within the Federal Trade Commission’s enforcement powers, and, by virtue of Section 45.50.471, within the purview of the Act as well. Respondents also claim that the individual officers and directors can be held liable for “unfair and deceptive practices” under the case of Federal Trade Commission v. Publishing Clearing House, Inc., 104 F. 3d 1168, 1170 (9th Cir. 1996), which held that the president of a telemarketing company she had founded had engaged in unfair and deceptive practices.

185.Setting aside the question of whether the broad standard of “unfair and deceptive practices” is intended to be read into the Act, but assuming for the moment that it is, both of the above cases cited for this position involved fairly extreme examples of unfair and deceptive practices.  In State v. O’Neill, the Attorney General brought an action against a debt collection agency, alleging a litany of egregious actions by debt collectors who worked for the company, including coercion, threats and intentional misrepresentations to debtors to induce them to pay outstanding balances on their debts.  In FTC v. Publisher’s Clearinghouse, the court found that the company president had full knowledge of and participated in a “solicitation script” used for potential customers that contained a number of material misrepresentations designed to obtain customer sign-ups, sometimes accompanied by payments of money.

186.By contrast, in this case the Panel has found Goldrich liable for only one act of negligent misrepresentation--concealment of dilution information in the Updated Martin Report, and has denied most of the damages claims asserted based on that misrepresentation.  All other liability found and damages awarded against Claimants constituted, at most, contract violations, and based on the Panel’s reading of the Operating Agreement and related evidence.  Additionally, no evidence was produced that individual officers and directors of Goldrich had knowledge or intentionally or recklessly engaged in, a pattern of unfair and deceptive practices with regard to Respondents.

187.In sum, neither the words of the Act, the Federal Act, nor the case authorities cited by Respondents suggest that the wrongdoing by Goldrich or its officers and directors rose to the level of “unfair and deceptive practices” arguably envisioned by the Act. Accordingly, Respondents’ claims for violations of the Act are denied.

XVII.RESPONDENTS’ CLAIM FOR IMPOSITION OF ALTER EGO LIABILITY

188.Respondents have also claimed that the corporate entity--Goldrich Placer LLC--should be disregarded for purposes of liability and damages, and that the officers and directors named in the counterclaim should be held individually responsible for damages imposed against Goldrich. Respondents rely solely on the case of L.D.G. v. Brown, 211

P.3d 1110 (Ala. 2009) to set the legal standard for their claim.  L.D.G. was a dram shop case brought by the representative of the estate of a woman who had been shot and killed by an intoxicated man, against a bar (a corporation) and the bar’s sole shareholder, individually.  The allegation was that the bar had served the man drinks while they knew he was intoxicated, which caused him to commit the crime.  The individual shareholder of the company that owned the bar was dismissed from the case on a directed verdict at trial, and the representative appealed. The appellate court, while recognizing that alter ego liability was a remedy to be used only in “exceptional circumstances,” held that the facts were sufficient to raise a jury question as to alter ego liability, and remanded the case to the trial court on that basis.  The court articulated two standards for imposing alter ego liability: the “mere instrument” test, consisting of six factors to show that the corporate entity was used as an instrument of a shareholder, and a more general standard that a party cannot hide behind the corporate form to avoid liability when to do so would “defeat public convenience, justify wrong, commit fraud, or defend crime.”  The court then held that that the following evidence concerning the individual shareholder was sufficient to raise a jury question re alter ego liability under the latter standard:  (i) failure to honor corporate formalities; (ii) payment of employees’ salaries out of shareholder’s own pocket, and sometimes under the table; (iii) commingling of corporate and personal funds, and personal use of corporate funds; (iv) manipulating the business in and out of the corporate form to avoid taxes; and (v) undercapitalizing the company.

189.Respondents’ alter ego claim against individual officers and directors of Goldrich falls short of this standard.  Goldrich is a public company which, during all relevant periods, maintained a board of directors and officers, made required public filings, and, albeit imperfectly, held annual board of directors and shareholders meetings where minutes were taken and later circulated.  Further, with respect to the joint venture, it cannot be said that Goldrich was undercapitalized.  The Operating Agreement provided, in Section 3.3, that “[n]o Member shall be required to contribute any additional capital to the Company” beyond amounts initially contributed, and that “[n]o member shall have any personal liability for any obligation of the Company.”  Further, Respondents’ alter ego claim is based primarily on claims of misrepresentation by Goldrich, but the Panel has found that no misrepresentations were proven other than negligent misrepresentation in connection with Line 11 dilution, as to which damages were speculative; other findings of liability against Goldrich were based on failures to comply with the Operating Agreement. Further, other than William Schara and arguably Dick Walters (a former Board Member), no members of Goldrich’s Board of Directors named in Respondents’ Counterclaim were deposed or called to testify, and no evidence was offered as to any of them which suggested that they had used, or had the power to use, Goldrich to accomplish the unsavory objectives necessary to impose alter ego liability. Liability of Goldrich’s individual directors under an alter ego theory cannot lie in such circumstances.

190.In their Motion for Reconsideration of the Interim Award, Respondents make an additional argument that the members of Goldrich’s Board of Directors, or at least Directors William Schara and Dick Walters, should be held personally liable for damages caused by Claimants’ concealment of the dilution at Line 11, since they were responsible for putting the warranty regarding the 2009 Preliminary Assessment in the Term Sheet, with full knowledge of the 2010 Update.  More specifically, Respondents point out that Schara and Walters had full knowledge that (1) the 84% gold deposit measurement, which was set forth in the Term Sheet in place of the 87% number calculated in the Martin Report, came from the non-disclosed Martin Update; and (2) that NyacAU, under the Terms Sheet and the Operating Agreement, had a right to rely “solely” on the Martin Report.  Respondents claim that this is clear proof Schara and Walters knowingly concealed the 2010 Update and the dilution of Line 11 from Respondents and, on that basis, should be held individually liable for the concealment.  However, a company obviously can act only through its directors, officers, agents and other representatives, and the evidence at the hearing showed that Schara’s and Walter’s actions with respect to the Martin Report, the 2010 Update, and the negotiation of the Term Sheet were performed on behalf of Goldrich.  No evidence was presented that Schara or Walters committed acts or omissions in these areas which had not been authorized by Goldrich, even though they may have been negligent in carrying out their duties.  Thus, the Panel sees no reason to extend Goldrich’s liability for negligent misrepresentation to Schara and Walters individually.

191.As to the other individual directors of Goldrich, Respondents also argue in their Motion for Reconsideration that they too should be held individually liable for Goldrich’s concealment of the dilution at Line 11.  Respondents attempt to support this argument by referring to meeting minutes of the Board of Directors dated November 12, 2010 (Exhibit BO) and March 26, 2012 (Exhibit DG).  However, the November 12, 2010 minutes simply refer to an updated preliminary assessment being prepared by Paul Martin--presumably referring to the Updated Martin Report--that would be reviewed with “members of management,” which likely referred to Mr. Schara and his management team (who were unnamed) for the Joint Venture, not necessarily the entire Board. There is no record as to what directors other than Mr. Schara participated in this review or were provided with a copy of the Updated Martin Report. The March 26, 2012 minutes refer to providing a draft of the Term Sheet (containing changes made by both Dr. James and Mr. Schara) to the Board of Directors; again, however, there is no evidence of which, if any of the Board members reviewed the draft, or of any discussion with the Board of any provision of the draft, including particularly ¶ 31, with reference to the dilution at Line 11 or the reduction in the grade of the pay material from 87% to 84%.

192.Accordingly, Respondents are not entitled to relief against the individual directors on the alternative theories raised in the Motion for Reconsideration.

CLAIMS AND RELIEF REQUESTED BY MICHAEL JAMES

XVIII.MICHAEL JAMES’ DAMAGES CLAIMS

193.Dr. James, individually, has made three claims against Goldrich: (i) for reimbursement of $350,000 paid by James to purchase Goldrich’s stock; (ii) for reimbursement of an expense which James incurred personally in connection with the reclamation work by NyacAU of Goldrich’s permitting violations in 2012; and (iii) for recovery of interest on a $500,000 bridge loan obtained from the Gillam, which has been dealt with in Section XIV, above.

1.Claim for Repayment of $350,000 Stock Purchase.

194.Article 14 of the Term Sheet provided that, upon execution of the Claims Lease and the Operating Agreement, James “agreed to purchase Three Hundred Fifty Thousand Dollars ($350,000 US) of publicly traded common stock of GMC.”  This obligation is incorporated into the Operating Agreement under Section 4.8, and was fully complied with by Dr. James when the Operating Agreement was signed.

195.In the Interim Award, the Panel awarded Dr. James a 17% return on his stock purchase price, on the basis that it was not clear under the evidence that Dr. James would have refused to purchase Goldrich stock and/or consummate the deal if he had known about the dilution at Line 11.  A more likely scenario in the Panel’s view, was that Dr. James, at most, would have negotiated a lower purchase price for the stock.  The following evidence supports this: (i) Although Dr. James initially rejected Mr. Schara’s offer of  50/50 joint venture arrangement, he testified that he very soon thereafter (in the plane flight home from Little Squaw with Schara) agreed to the 50/50 arrangement, apparently with little haggling; (ii) Dr. James was so enthusiastic about going forward with the project that he spent well over $1 million on work related to the mining operation before even seeing the Term Sheet or the Operating Agreement; and (iii) Dr. James acknowledged that when he did see the Term Sheet, Preliminary Assessment and Operating Agreement, he made only a cursory review of them, since he was mainly interested in, and focused his attention on, studying the core samples on which the Preliminary Assessment was based.  These facts all sustain the idea that Dr. James was enthusiastic about the deal, would not have been deterred from the project by the report of dilution at Line 11; and that his concern would more likely have expressed itself in negotiations on the amount he would be willing to pay for Goldrich stock.

196.Respondents nonetheless claimed, in their Motion for Reconsideration, that they were entitled to full rescission of Dr. James agreement to purchase $350,000 of Goldrich stock as a part of the joint venture deal, since rescission of a contract must be “complete” under Alaska law.

197.However, in the Panel’s view, Respondents’ references to evidence favoring a full rescission of Dr. James’ stock purchase do not lend sufficient support for such relief. First, a rescission of Dr. James purchase price is not in fact a full rescission; the stock purchase was only one part of the joint venture deal.  Second, Respondents’ claim that Line 11 was going to be mined in 2018, based on hearing testimony from Molly Attala that NyacAU “would be” mining 800,000 BCR of pay material at Line 11 in 2018, is not material.  Respondents presented no evidence of any actual mining which had taken place at Line 11 at the time of the arbitration hearing in August of 2018, and, given the parties’ stated agreement at the hearing that GNP would be dissolved, coupled with the close of the mining season in September, it is obvious that no mining at Line 11 occurred after the hearing ended.. Finally, Respondents’ apparent argument that Dr. James would have called off the deal because there was no explainable reason for a dilution at Line 11 is not supported by the evidence. Respondents argued that since Robert Clarkson’s testimony that 14% of the 16.91% dilution found at Line 11 could be explained by Goldrich’s use of a small trommel--as opposed to a “sluice” system--to mine Line 11 in 2009 and 2010, he was not opining about dilution at all, but rather about the impact of using different systems for placer mining at Little Squaw.  However, the evidence was undisputed that NyacAU never intended to or did use the trommel chosen by Goldrich for the 2009-2010 mining at Line 11, but ultimately opted to construct and use a customized wash plant for all mining at the site; i.e., a type of “sluice plant,” as described by Mr. Clarkson. Thus, according to Mr. Clarkson, had the wash plant been used to mine Line 11--as Ms. Attala testified would occur in 2018--any dilution caused by the trommel used by Goldrich in 2009-2010 would in his view have been eliminated. Accordingly, Mr. Clarkson’s attribution of dilution at Line 11 to Goldrich’s use of a trommel continues to have relevance. More importantly, Respondents did not address other reasons in the Interim Award for granting Dr. James a 17% reduction in the stock purchase price.  As the Interim Award stated, Line 11 is the only line at Little Squaw where, based on an analysis of the core sample taken, all gold deposits were “inferred”; at every other Line, analysis of the drill cores resulted in either “measured” or an “indicated” gold resources.  Thus, a possible dilution at Line 11 could have been anticipated even without the 2010 Update.  Also, Respondents produced no evidence of any actual or estimated dilution in any of the other lines at the site, including Line 1.2, which was the location of the majority of NyacAU’s mining efforts.  This effectively precluded any rational assumption that the Line 11 dilution existed at other locations.

198.Although, in the Panel’s view, it has not been proven that information from the Updated Martin Report on the dilution at Line 11 would have prevented James from entering into the deal altogether, the uncertainty raised by the dilution on the quality of the deposit at the mine site likely caused James reasonable concern, as it did with Mr. Martin.  It is reasonably foreseeable, in the Panel’s view, that this would have impacted how much James would have been willing to pay up front for the purchase of Goldrich stock.  Regrettably, precise calculation of damages in this regard is difficult.  However, the Panel believes it is reasonable to assume that, had James known the true facts about dilution at Line 11, and its potential indication of dilution in other areas of the site, he would have reduced the price paid for his purchase of Goldrich stock by at least 17%, the amount of dilution at Line 11 reported in the Updated Martin Report that James was never provided.  Accordingly, the Panel reaffirms its Interim Award that James is entitled to reimbursement from Goldrich of 17% of his $350,000 stock investment, which equals $59,500, plus prejudgment interest thereon at 5% from the stock purchase date.

2.Personal Payments of Expense Related to 2012 Reclamation.

199.As explained previously, NyacAU bore the costs of the reclamation effort made in 2012 on Goldrich’s behalf, conditional on Goldrich reimbursing NyacAU for all those expenses.  Goldrich did not deny this obligation, but claimed that GNP had overcharged Goldrich for the work.  On July 20, 2012, as part of NyacAU’s reclamation work, Dr. James purchased “tundra fabric,” which was used for lining of the bypass and stabilization of the pit walls, and in doing so incurred personal expenses of $9,858.  Mr. Greisen also determined the amount of pre-judgment interest on this amount at 5% through August 22, 2015 of $3,015.  (Greisen Report, p. 8, Dr. James’s Schedule 1.2) Therefore, Dr. James is entitled to repayment by Goldrich of this expense, plus prejudgment interest thereon at 5%, as calculated by Greisen to August 2015, and thereafter to the date of this Partial Final Award.

XIX.RESPONDENTS’ CLAIM THAT PANEL HAS FAILED TO DECIDE A CLAIM REGARDING “BIG BLUE.”

200.In its Motion for Reconsideration, Respondents have stated that the Panel failed to include in the Interim Award a decision on Respondents’ claim that it was defrauded by

Claimants with respect to the processing capabilities of “Big Blue,” equipment that was supplied by Claimants under the deal to process pay material.  However, other than to state that is has been overlooked, Respondents offer no analysis of this claim.

201.The Panel is intent on deciding every claim presented to it by any of the parties, but has been unable to locate any evidence in the record of a claim having been made regarding “Big Blue,” or of evidence supporting the claim having been presented at the hearing.  The record does reflect that Big Blue was part of the joint venture deal; that it was assembled by Respondents (Charlie Trowbridge) and made operational at the site; that Big Blue was used by NyacAU in the latter part of the mining season in 2013--after NyacAU had received its individual permit--to mine a limited amount of gold from the site, up to the end of the mining season in September 2013; and that Big Blue had operational problems by virtue of having the wrong “screen” for mining the pay material and a “grizzly” that could not adequately separate large rocks or boulders from the material.  Both Dr. James and Mr. Trowbridge testified that they knew almost from the beginning, simply by examining Big Blue, that it would not be sufficient for their purposes, which is the reason the “wash plant” ultimately was designed and constructed by NyacAU for the Little Squaw mining operation.  However, there was no evidence presented that Claimants had misrepresented Big Blue’s capabilities, that Respondents relied on any such misrepresentation to their damage, or that Big Blue’s lack of capability to process pay material adequately was somehow a breach of the contract documents.

202.Accordingly, the Panel denies any claim regarding Big Blue, assuming such a claim is now being made.

XX.DISSOLUTION AND LIQUIDATION

203.The Interim Award contains a Section on the dissolution and liquidation of GNP, which is not part of this Partial Final Award, but has been reissued, contemporaneously herewith,

as a Revised Interim Award, with some additions based on post-hearing submissions from the parties.  The reasons for this are that the parties have asked the Panel to retain jurisdiction and oversight over the dissolution/liquidation process to its completion, and that there is likely more information the parties will have to provide on certain issues--including, among others, changes in the balance of LOC 1 and the issue of transfer of the permit to Goldrich--before a Final Award on dissolution/liquidation can be made.

XXI.PARTIES’ CLAIMS REGARDING ATTORNEY’S FEES, COSTS AND EXPENSES, AND PUNITIVE DAMAGES

A.Attorney’s Fees, Costs and Expenses Under “Prevailing Party” Clause of Operating Agreement

204.Both parties have requested recovery of attorneys’ fees, costs and expenses pursuant to Section 15.9 of the Operating Agreement.  That Section provides, in relevant part, that if any arbitration proceeding is commenced, “for the purpose of interpreting or enforcing any provision of this agreement, the prevailing Party in the proceeding will be entitled to recover a reasonable attorney’s fees in the proceeding or any appeal relating thereto to be set by the court or arbitrator without the necessity of hearing testimony or receiving evidence, in addition to the costs and disbursements allowed by law.”

B.Indemnity by GNP Under the Operating Agreement

205.In addition, Section 8.1 of the Operating Agreement provides that, with an exception not here relevant “[GNP] shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed claim or action by reason of the fact that such person is or was a Manager or a Member of [GNP], against expenses actually or reasonably incurred by such Manager or Member in connection with the defense or settlement of such claim or action, if such Manager or Member acted in good faith and in a manner such Manager or Member reasonably believed to be in, or not opposed to, the best interests of [GNP].” Section 8.1.2 provides that GNP will have no indemnity obligations for the conduct arising from the “gross negligence or willful misconduct” or “reckless disregard” of the Manager or Member in the performance of duties under the Operating Agreement.

206.It is conceivable that the Indemnity Clause could apply to some of the costs of defense incurred by either Party with respect to any claims that were successfully defended against the other. The impact would be that any such defense costs would become a liability of GNP, and therefore payable in the liquidation, before the payment of distributions, if any, to the Members.  However, the Panel appreciates that this particular issue was not identified or argued by the Parties during the course of the arbitration

C.The Panel’s Ruling

207.In the Interim Award, the Panel invited the parties to make further submissions on the issues of (i) whether there was a prevailing party in the arbitration; and (ii) whether the GNP indemnity clause should be triggered with regard to any claim(s), including what the impact of activating the indemnity clause would be.

208.With respect to the indemnity clause (Section 8.1 of the Operating Agreement), the parties are in accord that the clause is inapplicable to this case, since it was intended to apply to actions brought by third parties against any “Member” of the joint venture.  Although Section 8.1 does not expressly state this restriction, the Panel accepts the parties’ mutual interpretation of the indemnity clause.

209.With respect to Section 15.9 of the Operating Agreement, each party made a fairly substantial submission claiming that it was the prevailing party in the arbitration, and therefore entitled to recovery of attorneys’ fees, costs and expenses, as set forth in that Section.  The case law cited by the parties contains different articulations of the standard for determining if a party has “prevailed” in a case, including that a party must (i) successfully prosecute or defend the claim, (ii) prevail in the suit as a whole; (iii) obtain substantial relief; (iv) prevail on the main issue in the action; and (v) obtain an affirmative recovery.  The Alaska Supreme Court has also made clear that there should be no “counting” of claims on which each party was successful to determine the prevailing party.  State Board of Corrections v. Anthoney, 229 P.3d 164, 168 (Ala. 2010).

210.All these articulations, in essence, support the concept that to prevail in a disputed matter, a party must have obtained the primary relief which it sought in the case, and successfully defended the claims against it. However, as is apparent from the content of this Partial Final Award, to this point in time each party has had substantial success on some of its claims as well as its defenses.  It is difficult, if not impossible, to rationally parse out a “prevailing party” under these circumstances, and State Board of Corrections indicates that it would be inappropriate to undertake such a task.  Thus, the Panel holds, based on a review of all the claims, defenses, and evidence presented on the claims and counterclaims to date, that there has been no prevailing party in the arbitration to this point, although it reserves judgment as to whether a prevailing party will emerge from the Final Award with regard to issues which are now part of the Revised Interim Award.  Accordingly, as to all issues covered by this Partial Final Award, the parties shall bear their own costs, expenses, and attorneys’ fees.

D.Punitive Damages

211.Both parties have also requested an award of punitive damages.  In addition, Respondents have requested an award of treble damages under the Alaska Unfair Trade Practices Act.  It is the Panel’s view that no party’s acts or omissions in connection with this matter rise to the level required under Alaska law for a punitive damage award.  Accordingly, the Panel denies all requests for punitive damages.  Since Respondents have failed to state a cause of action under the Alaska Unfair Trade Practices Act, their request for treble damages under the Act is moot.

XXII.MISCELLANEOUS

212.All other claims for relief not specifically addressed or reserved herein are denied, except for those related to the dissolution/liquidation of GNP, as further detailed in the Revised Interim Award.

IT IS SO ORDERED.

DATED: November __, 2019
Jason Kettrick, Arbitrator (subject to his separate filing of a concurrence and dissent)

DATED: December 1, 2019
Thomas J. Brewer, Arbitrator

DATED: November __, 2019
Fred G. Bennett, Panel Chair